UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 15)

Beacon Roofing Supply, Inc.

(Name of Subject Company)

Beacon Roofing Supply, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

073685109

(CUSIP Number of Class of Securities)

Christine E. Reddy

Executive Vice President, General Counsel

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, Virginia 20170

(571) 323-3939

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Kai H.E. Liekefett Leonard Wood Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-8744	Eric M. Swedenburg Lee A. Meyerson Katherine M. Krause Louis H. Argentieri Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 15 to Schedule 14D-9 amends and restates in its entirety the Schedule 14D-9, filed by Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on February 6, 2025 (as amended through March 20, 2025, the “Prior Statement”). The Prior Statement related to the tender offer by QXO, Inc., a Delaware corporation (“QXO”) and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO (the “Offeror” or “Merger Sub”), to purchase all of the issued and outstanding shares of common stock of the Company, par value $0.01 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2025, as subsequently amended and supplemented (the “Initial Offer”).

On March 20, 2025, the Company, QXO and Merger Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, the Offeror agreed to (a) increase the offer price to $124.35 per Share, to the seller in cash, without interest and less any required withholding taxes and (b) change certain other terms and conditions of the Initial Offer, as amended prior to March 20, 2025 (clauses (a) and (b) together, the “Amended Offer” or the “Offer”). For further information regarding the Merger Agreement, see below at “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Arrangements with QXO and Offeror — Merger Agreement”.

The Prior Statement is hereby amended and restated in its entirety as follows below. This amended and restated Solicitation/Recommendation Statement on Schedule 14D-9 is hereinafter referred to as this “Statement”.

Item 1. Subject Company Information

Name and Address

The name of the subject company to which this Statement relates is Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”). The Company’s principal executive offices are located at 505 Huntmar Park Drive, Suite 300, Herndon, Virginia 20170. The Company’s telephone number at this address is (571) 323-3939.

Securities

The title of the class of equity securities to which this Statement relates is the Company’s common stock, par value $0.01 per share (the “Common Stock” or the “Shares”). All references in this Statement to the “Shares” shall include the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), issued pursuant to the Stockholder Rights Agreement, dated as of January 27, 2025, as amended by Amendment No. 1 to Rights Agreement, dated as of March 20, 2025, each by and between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agreement”). As of March 27, 2025, there were 61,787,399 Shares outstanding, 913,009 Shares subject to outstanding stock options, 1,118,576 Shares issuable upon the vesting of unvested time-based restricted stock units and performance-based restricted stock units, assuming the performance-based restricted stock units vest at target (potential Shares issuable under performance-based restricted stock unit awards range from 0% to 200% of the target awards) and 818,164 Shares reserved and available for issuance under the Company’s 2023 Employee Stock Purchase Plan.

Item 2. Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of the Company, which is the subject company and the person filing this Statement, are set forth in “Item 1. Subject Company Information” above. The Company’s website address is https://www.becn.com/. The information on the Company’s website should not be considered a part of this Statement or incorporated herein by reference.

Tender Offer

This Statement relates to the tender offer by QXO and Merger Sub, to purchase all of the issued and outstanding Shares for $124.35 per Share, to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), disclosed in an amended Tender Offer Statement on Schedule TO/A, dated March 31, 2025 (as amended, the “Schedule TO/A”), filed with the Securities and Exchange Commission (the “SEC”).

The tender offer and related purchase are upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated March 31, 2025 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Amended Offer”) filed with the SEC on March 31, 2025 by the Offeror and QXO, along with other entities affiliated with QXO and the Offeror.

The Merger Agreement provides that, on the terms and subject to the conditions of the Amended Offer and the Merger Agreement, Merger Sub will (and QXO will cause Merger Sub to) (i) irrevocably accept for purchase all Shares validly tendered and not validly withdrawn pursuant to the Amended Offer no later than the first business day after the date of the expiration (the “Expiration Date”) of the Amended Offer (the time of such acceptance, the “Acceptance Time”) and (ii) pay the Offer Price for such Shares as soon as practicable after (and, in any event, no later than two business days after) the Expiration Date. The expiration time of the Amended Offer is 5:00 p.m., New York City time, on April 14, 2025, subject to extension in certain circumstances as required or permitted by the Merger Agreement. The Amended Offer, if consummated, will be followed by the merger of Merger Sub with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of QXO, without a vote of the stockholders of the Company, in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”). Pursuant to the Merger Agreement, the Merger will be effected as soon as practicable following consummation of the Amended Offer.

A copy of the Merger Agreement is filed as Exhibit (e)(21) to this Statement and is incorporated herein by reference. The foregoing descriptions of the Merger Agreement and the Amended Offer are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal.

According to the Schedule TO/A, the principal business address of the Offeror and QXO is Five American Lane, Greenwich, CT 06831, where the business phone number is 888-998-6000.

With respect to all information described in this Statement contained in the Schedule TO/A and any exhibits, amendments or supplements thereto, including information concerning the Offeror or QXO or their respective affiliates, officers or directors, or actions or events with respect to any of them, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by the Offeror or QXO to disclose any events or circumstances that may have occurred and may affect the significance, completeness or accuracy of any such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

Arrangements with QXO and Offeror

According to the Schedule TO/A, the Offeror and its affiliates beneficially owned, in the aggregate, 100 Shares as of March 17, 2025. The Shares owned by the Offeror and its affiliates represent less than one percent (approximately 0.0002%) of the issued and outstanding Shares as of March 17, 2025.

Merger Agreement

On March 20, 2025, the Company entered into the Merger Agreement with QXO and Merger Sub. Section 12 of the Offer to Purchase, which contains a summary of the material provisions of the Merger Agreement, filed as Exhibit (e)(21) to this Statement, and the description of the conditions of the Offer contained in Section 15 of the Offer to Purchase, which contains a description of the conditions of the Offer, are each incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

Confidentiality Agreement

On March 10, 2025, the Company and QXO entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which, and subject to certain exceptions, QXO agreed to keep confidential and not to disclose non-public information of the Company delivered or made available to QXO in connection with the Transactions, except in accordance with the terms of the Confidentiality Agreement.

The foregoing summary is qualified in its entirety by reference to the Confidentiality Agreement, filed as Exbibit (e)(22) to this Statement.

Arrangements with Current Executive Officers and Directors of the Company

Except as described in this Statement or in the excerpts from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, dated and filed with the SEC on February 27, 2025 and as amended by Amendment No. 1 on Form 10-K/A, dated and filed with the SEC on March 31, 2025 (the “Annual Report”), which excerpts are filed as Exhibit (e)(1) to this Statement and incorporated herein by reference, as of the date of this Statement, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) the Company or any of its executive officers, directors or affiliates, or (ii) Merger Sub or QXO or any of their respective executive officers, directors or affiliates, on the other hand. Exhibit (e)(1) contains the following sections from the Annual Report: “Executive Compensation — Compensation Discussion and Analysis”, “Executive Compensation — Executive Compensation”, “Executive Compensation — Compensation of Directors”, “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters — Stock Ownership,” and “Certain Relationships and Related Transactions — Best Leases.”

Any information contained in the sections from the Annual Report incorporated by reference herein shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Shares Held by Non-Employee Directors and Executive Officers of the Company

As a group, the non-employee directors and executive officers of the Company hold an aggregate of approximately 374,189 Shares as of March 31, 2025. If the Company’s non-employee directors and executive officers were to tender any Shares they own for purchase pursuant to the Amended Offer, then they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company who tender their Shares. If the non-employee directors and executive officers were to tender all of the 374,189 Shares owned by them for purchase pursuant to the Amended Offer and those Shares were purchased by the Offeror for $124.35 per Share, then the non-employee directors and executive officers would receive an aggregate amount of approximately $46.5 million in cash. If the non-employee directors and executive officers continue to hold such Shares at the time of the Merger, they would receive the same Merger Consideration as the other stockholders of the Company who hold Shares at the time of the Merger (other than QXO, Offeror and stockholders who exercise and perfect their appraisal rights under the DGCL).

The Company’s directors and executive officers will make individual determinations regarding whether to tender their Shares in the Offer or receive cash pursuant to the Merger. Individual decisions will be influenced by a number of factors that are specific to each individual holder of Shares that is a director or executive officer. The decision of the directors and executive officers to tender their Shares in the Offer or receive cash pursuant to the Merger is not expected to impact the outcome of the Transactions.

Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company

Set forth below is a discussion of the various equity incentive compensation awards held by the Company’s non-employee directors and executive officers. The treatment of such equity incentive compensation awards in connection with the Merger Agreement is described in note 2 under the table contained in the section of this Statement titled “Item 8. Additional Information — Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Amended Offer.” The Amended Offer, if consummated according to its terms, is expected to constitute a change in control of the Company as defined in the plan under which the awards were granted.

As of March 31, 2025, certain non-employee directors and executive officers of the Company held equity awards issued pursuant to the Beacon Roofing Supply, Inc. Amended and Restated 2004 Stock Plan, as further amended by the First Amendment dated as of October 31, 2011 (the “2004 Equity Plan”), the Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan (the “2014 Equity Plan”) and the Beacon Roofing Supply, Inc. 2024 Stock Plan (the 2024 Equity Plan and, together with the 2004 Equity Plan and the 2014 Equity Plan, the “Equity Plans”), which are filed as Exhibits (e)(11), (e)(12), (e)(13) and (e)(14) to this Statement, respectively, and incorporated herein by reference. All outstanding awards under the 2004 Equity Plan are fully vested.

For purposes of the Equity Plans, a “change in control” generally occurs when: (a) any individual or entity becomes the beneficial owner of securities of the Company representing 50.1% or more of the combined voting power of the Company; (b) the Company is a party to (or, in the case of the 2024 Plan, consummates) a merger, consolidation or other similar transaction unless, following such transaction, more than 50% of the combined voting power of the surviving entity or its parent is then beneficially owned by all or substantially all of the beneficial owners of the Company’s outstanding securities immediately prior to such transaction, in substantially the same proportions; (c) the Company sells all or substantially all of its business and/or assets unless, following such sale, more than 50% of the combined voting power of the outstanding securities of the acquiring entity or its parent is then beneficially owned by all or substantially all of the beneficial owners of the Company’s outstanding securities immediately prior to such sale, in substantially the same proportions; or (d) during any period of two consecutive years or less, individuals who at the beginning of such period constituted the Board (and any new directors, whose appointment by the Board or nomination for election was approved by a vote of at least two-thirds of the directors who either were directors at the beginning of the period or whose appointment or nomination was so approved, subject to certain exceptions set forth in the Equity Plans) cease for any reason to constitute a majority of the Board. For purposes of the equity award agreements, (1) “cause” generally means the termination of the grantee’s employment following: (a) the grantee’s conviction of, or plea of guilty or nolo contendere to, a felony; (b) the grantee’s willful and continual failure to substantially perform his or her duties after written notice; (c) the grantee’s willful and materially injurious conduct; (d) the grantee’s gross misconduct in connection with the performance of his or her duties; or (e) the grantee’s material breach of any employment, confidentiality, or other similar agreement that remains uncured after 10 days’ written notice; and (2) “good reason” generally means, without the grantee’s consent: (a) a material reduction in the grantee’s position, duties, or responsibilities; (b) a reduction in the grantee’s base salary; (c) grantee’s work relocation by more than 50 miles; or (d) a material breach by the Company of any employment agreement, in all cases after notice and a cure period.

All unvested employee equity awards held by the Company’s executive officers contain a “double trigger” change in control mechanism. If an award was not continued or assumed by a public company in an equitable manner, it would have become vested immediately prior to a change in control (in the case of a restricted stock unit award with performance conditions at 100% payout, and in the case of a restricted stock unit award with stock price performance conditions that were granted in 2022 in connection with the Company’s Ambition 2025 strategic plan (the “Ambition 25 Performance Stock Units”) at 100% of the award then earned but not then vested). The Ambition 25 Performance Stock Units remain subject to time-based vesting conditions as the performance-based conditions have been satisfied.

The consummation of the Amended Offer would constitute a change in control of the Company under the Equity Plans. The award agreements for the restricted stock unit awards held by the Company’s non-employee directors provide that, upon a change in control, such awards will fully vest and immediately be distributed to the non-employee director; provided, however, that if the change in control does not constitute a “change in control” for purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), then distribution of the shares subject to the restricted stock units shall be deferred until the date of the non-employee director’s termination of service on the Board.

Stock Options

As of March 31, 2025, the executive officers of the Company held stock option awards in respect of 402,082 Shares in the aggregate, of which stock option awards in respect of 56,355 Shares were unvested. The non-employee directors of the Company do not hold stock option awards. If the Amended Offer is completed at a price of $124.35 per Share, the aggregate value of the shares subject to all stock options, reduced by the aggregate exercise price of such stock options, held by the executive officers will be $30.2 million.

Time-Based Restricted Stock Units

As of March 31, 2025, the executive officers of the Company held time-based restricted stock units in respect of 131,337 Shares in the aggregate, including the Ambition 25 Performance Stock Units, all of which were unvested. As of March 31, 2025, the non-employee directors of the Company held time-based restricted stock units in respect of 128,892 Shares in the aggregate, of which time-based restricted stock awards in respect of 12,600 Shares of which were unvested and 116,292 Shares of which were vested but not yet settled. If the Amended Offer is completed at a price of $124.35 per Share, the aggregate value of the shares subject to all outstanding time-based restricted stock units held by (a) the executive officers will be $16.3 million and (b) the non-employee directors will be $16.0 million. The Ambition 25 Performance Stock Units remain subject to time-based vesting conditions as the performance-based conditions have been satisfied.

Performance-Based Restricted Stock Units

As of March 31, 2025, the executive officers of the Company held performance-based restricted stock unit awards in respect of 148,848 Shares in the aggregate (assuming satisfaction of performance goals based on target performance), all of which were unvested. The non-employee directors of the Company do not hold performance-based restricted stock units. If the Amended Offer is completed at a price of $124.35 per Share, the aggregate value of all outstanding performance-based restricted stock units held by the executive officers will be $18.5 million (assuming satisfaction of performance goals based on target performance).

Director Compensation

For fiscal year 2025, the annual cash retainer for non-employee directors is $90,000. Additional annual cash retainers for the Chairs of the Board, Audit, Compensation, and Nominating and Governance Committees are $100,000, $25,000, $20,000 and $17,500, respectively. The additional annual cash retainer paid to the Company’s Lead Independent Director of the Board is $30,000. Additional annual cash retainers for the non-Chair members of the Audit, Compensation and Nominating and Governance Committee are $10,000, $10,000 and $7,500, respectively.

Non-employee directors also receive an annual time-based restricted stock unit award valued at approximately $140,000 that fully vests on the one-year anniversary of the grant date but does not settle until following the date of the director’s termination of service on the Board, except that directors holding Common Stock and outstanding vested equity awards with a total fair value that is greater than or equal to five times the annual cash retainer may elect to have future grants settle simultaneously with vesting. In the event of a change in control, the non-employee director will become vested in any then unvested time-based restricted stock unit awards and the Company will immediately distribute the shares subject to the awards to the non-employee director; provided, however, that if the change in control does not constitute a “change in control” for purposes of Section 409A of the Code, then distribution of the shares will be deferred until the date of the non-employee director’s termination of service on the Board.

The Company reimburses members of the Board for any out-of-pocket expenses they incur in connection with services provided as directors. Directors who are employees of the Company receive no additional compensation for serving on the Board.

Employee Stock Purchase Plan

The Beacon Roofing Supply, Inc. 2023 Employee Stock Purchase Plan (the “ESPP”) is a plan pursuant to which eligible employees may purchase Shares at a 15% discount to fair market value. In the event of a transfer of control in which the surviving corporation does not assume outstanding rights under the ESPP, the purchase date of the then current offering period will be accelerated to a date before the date of the transfer of control specified by the Board, but the number of Shares subject to outstanding purchase rights will not be adjusted. All purchase rights which are neither assumed by the surviving corporation in connection with the transfer of control nor exercised as of the date of the transfer of control will terminate and cease to be outstanding effective as of the date of the transfer of control.

For purposes of the ESPP, a “transfer of control” is defined as (i) a merger, consolidation or the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than 50% of the voting stock of the Company where the stockholders of the Company before such transaction do not retain, directly or indirectly, at least a majority of the beneficial interest in the voting stock of the Company after such sale or exchange; (ii) a merger or consolidation in which the Company is not the surviving corporation; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries); or (iv) a liquidation or dissolution of the Company.

Deferred Compensation

The Beacon Roofing Supply, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”) is an unfunded, unsecured non-qualified deferred compensation plan that allows participants to defer cash compensation in a manner intended to comply with Section 409A of the Code. Executive officers and members of the Board are eligible to participate.

Employee participants may elect to defer up to 50% of their annual base pay and 100% of their annual cash incentive plan payout. Board members may elect to defer up to 100% of their director annual retainer and fees. The Company will make a restorative retirement plan company match (i.e., payment of the company matching contribution that could not be made under the Company’s 401(k) Plan due to participation in this plan). Participants will be fully vested at all times in their elective deferrals and vest in their restorative retirement plan company matching contributions in equal annual increments over a three-year period beginning on their date of hire. Upon a change in control of the Company (as defined in the Equity Plans), any unvested balance under the Deferred Compensation Plan will become fully vested. The consummation of the Amended Offer where the Offeror acquires all of the outstanding Shares would constitute a change in control of the Company for purposes of the Deferred Compensation Plan. The Deferred Compensation Plan is funded by a “rabbi” trust.

Distributions under the plan upon separation from service will be paid in a lump sum or in up to ten annual installments, depending upon the type of separation and prior election by the participant. A participant may also elect an in-service distribution of the participant’s account to occur on a fixed date, subject to a minimum three-year waiting period, either in a lump sum or in up to five annual installments, subject to earlier distribution due to a separation from service. All distributions are paid in cash.

Indemnification of Directors and Officers

The Merger Agreement provides that, from and after the Effective Time, each of QXO and the Surviving Corporation shall indemnify and hold harmless, to the fullest extent permitted under applicable laws, each current and former director or officer of the Company and its subsidiaries (collectively, the “Indemnified Parties,” and individually, an “Indemnified Party”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, amounts paid in settlement or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director or officer of the Company or its subsidiaries or services performed by such Indemnified Parties at the request of the Company or its subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the Transactions, to the same extent as such Indemnified Parties are indemnified as of the date of the Merger Agreement by the Company pursuant to the Company’s Second Amended and Restated Certificate of Incorporation or By-laws or the organizational documents of any subsidiary of the Company and any indemnification contracts as of the date of the Merger Agreement. Each of QXO and the Surviving Corporation shall also pay expenses (including reasonable attorneys’ fees) incurred by an Indemnified Party in advance of the final disposition of any such claim, action, suit, proceeding or investigation to the fullest extent permitted under applicable laws, provided that the person to whom expenses are advanced provides, to the extent required by applicable laws, an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

From and after the Effective Time, the Surviving Corporation shall, and QXO shall cause the Surviving Corporation to, honor and fulfill the obligations of the Company and its subsidiaries with respect to any indemnification agreements between any Indemnified Party, on the one hand, and the Company or any of its subsidiaries, on the other hand, in each case in effect on the date of the Merger Agreement, and shall not amend, repeal or otherwise modify any such provision in any manner that would adversely affect the rights thereunder of any individual who at the Effective Time was an Indemnified Party.

Prior to the Effective Time, the Company will, and if the Company fails to do so, QXO shall cause the Surviving Corporation, as of the Effective Time to, obtain and fully pay the premium for six-year “tail” directors’ and officers’ insurance policies from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its subsidiaries by reason of his or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the Merger Agreement or the transactions or actions contemplated thereby); provided, however, that in no event shall the Company expend, or shall QXO or the Surviving Corporation be required to expend, in the aggregate for such policies an amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Company may and the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

The rights of the Indemnified Parties under the Merger Agreement shall be in addition to any rights such Indemnified Parties may have under the Company’s Second Amended and Restated Certificate of Incorporation or By-laws or the organizational documents of any of the Company’s subsidiaries, or under any applicable contracts or laws. Pursuant to the Merger Agreement, QXO, Merger Sub and the Surviving Corporation agree that all provisions relating to exculpation, advancement of expenses and indemnification for acts or omissions occurring prior to the Effective Time existing in favor of an Indemnified Party as provided in the Company’s Second Amended and Restated Certificate of Incorporation or By-laws or the organizational documents of any of the Company’s subsidiaries, in each case as of the date of the Merger Agreement, shall remain in full force and effect for a six (6)-year period beginning at the Effective Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(21) hereto and is incorporated herein by reference.

The Company is organized under the laws of the State of Delaware. Section 145 of the DGCL provides that a corporation may indemnify directors, officers, employees and agents of the corporation, as well as other individuals who are or were serving at the request of the corporation as directors, officers, employees and agents of other entities, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative (other than an action by or in the right of the corporation – a “derivative action”), by reason of the fact that the person is or was serving in such capacity against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them in connection with such specified actions, suits, or proceedings if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. Section 145 of the DGCL also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed derivative action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification will be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

As permitted by Section 102(b)(7) of the DGCL, the Company’s Second Amended and Restated Certificate of Incorporation eliminates the personal liability of a director to the Company or any of its stockholders for monetary damages for a breach of fiduciary duty as a director to the fullest extent permitted by Delaware law. Section 102(b)(7) of the DGCL does not permit the elimination or limitation of liability of directors for (i) a breach of the director’s duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) liability under Section 174 of the DGCL, or (iv) any transaction from which the director derived an improper personal benefit.

The Company’s Second Amended and Restated Certificate of Incorporation and By-laws provide that the Company’s directors and officers shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the DGCL. The Company’s Second Amended and Restated Certificate of Incorporation and By-laws also provide that the Company shall not be required to indemnify any director or officer if (i) the director or officer has not met the standards of conduct that makes indemnification permissible under the DGCL or (ii) the proceeding for which indemnification is sought was initiated by such director or officer and such proceeding was not authorized by the Board. In addition, the Company’s Second Amended and Restated Certificate of Incorporation and By-laws give the Company, by action of the Board, the power to indemnify employees and agents with the same scope and effect as the foregoing indemnification of directors and officers.

The Company has entered into indemnification agreements with its directors, executive officers and certain other officers which require that the Company indemnify its directors and officers to the fullest extent permitted by Delaware law.

Section 145 of the DGCL permits a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability for purposes of Section 145 of the DGCL. The Company’s Second Amended and Restated Certificate of Incorporation and By-laws also provide that the Company may purchase and maintain such insurance. The Company maintains liability insurance for its directors and officers.

Item 4. The Solicitation or Recommendation

Solicitation/Recommendation

At a meeting held on March 19, 2025, the Board unanimously (i) determined that the Merger Agreement, the Amended Offer, the Merger and the other transactions contemplated thereby are advisable, fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger), (iii) resolved that upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Amended Offer in accordance with the Merger Agreement without a vote on the adoption of the Merger Agreement by the stockholders of the Company and (iv) resolved to recommend that the stockholders of the Company accept the Amended Offer and tender their Shares to the Offeror pursuant to the Amended Offer, on the terms and subject to the conditions set forth in the Merger Agreement.

Accordingly, the Board unanimously recommends that the holders of the Shares accept the Amended Offer and tender their Shares pursuant to the Amended Offer.

Background of the Board’s Recommendation Regarding the Amended Offer

From time to time, the Board, with the assistance of financial and legal advisors, reviews its business strategy as well as a broad range of potential opportunities to drive stockholder value. This review is iterative, and takes into account macro and micro economic conditions, market opportunities, and the perspectives of our stockholders, among other considerations.

In February 2022, the Company introduced its Ambition 2025 initiative. In implementing and executing the Ambition 2025 initiative, the Company’s management team and the Board have focused on improving the financial and operational performance of the Company, which has resulted in the Company achieving its Ambition 2025 target of $9 billion in sales ahead of schedule, and returning over $1.5 billion to stockholders through stock repurchases.

In early 2024, the Board began long-term planning for the next horizon of business goals to follow the expected early completion of the Ambition 2025 initiative. The Board also considered historic, current and future valuation as well as potential strategic alternatives. To this end, J.P. Morgan Securities LLC (“J.P. Morgan”) assisted the Board in conducting research and providing advice on these topics. The Board developed robust viewpoints and insights on the Company’s intrinsic value and on potential counterparties for mergers and acquisitions and assessed a wide variety of options for driving value for the Company’s stockholders.

On July 22, 2024, Brad Jacobs, the Chief Executive Officer of QXO, emailed Julian G. Francis, the Company’s President and Chief Executive Officer, requesting an introductory Zoom meeting. Messrs. Francis and Jacobs held a Zoom meeting later that same day, during which they discussed the building products industry generally. Neither Mr. Jacobs nor Mr. Francis raised or discussed the possibility of a potential transaction between the Company and QXO during this meeting, and Mr. Francis’ recollection is that Mr. Jacobs did not express an interest at this time in QXO acquiring the Company. From conversations with other market participants, the Company understood that Mr. Jacobs was having similar conversations with other industry leaders.

Between late July and early August 2024, Mr. Francis’s executive assistant and QXO’s Chief of Staff exchanged emails where QXO indicated that their Chief Financial Officer, Ihsan Essaid, would like to set up a meeting with Mr. Francis. A meeting between Messrs. Francis and Essaid was initially scheduled for August 27 and then rescheduled to August 26 due to Mr. Francis’s travel schedule. On August 12, Mr. Francis again cancelled the August 26 meeting due to his travel schedule. QXO did not reach out to reschedule the meeting at that time.

In mid-September 2024, a representative of Goldman Sachs invited Prithvi Gandhi, the Company’s Executive Vice President and Chief Financial Officer, to an annual CFO conference on September 30, 2024 and October 1, 2024 in New York. The Goldman Sachs representative asked Mr. Gandhi if he would meet with Mr. Essaid at the conference.

Mr. Gandhi declined the invitation to attend the conference due to scheduling conflicts, but indicated he was willing to have an introductory meeting with Mr. Essaid, recognizing that both were newly appointed to their CFO roles at their respective companies.

In early October 2024, the Board continued to have further discussions with respect to the Company’s strategic planning.

On October 21, 2024 and October 30, 2024, QXO’s Chief of Staff reached out to Mr. Francis’s executive assistant to request a meeting between Messrs. Jacobs and Essaid of QXO and Messrs. Francis and Gandhi of the Company. Mr. Gandhi subsequently scheduled a Zoom meeting with Mr. Essaid for November 6, 2024.

On November 6, 2024, Messrs. Gandhi and Essaid held a Zoom meeting, during which Mr. Essaid indicated that QXO might be interested in potentially acquiring the Company. Mr. Gandhi noted, that absent a more substantive proposal to discuss, there was no need for further discussions. Mr. Essaid did not provide any specific deal terms or other details regarding this potential interest at that time.

On November 11, 2024, Mr. Essaid called Mr. Gandhi to inform him of QXO’s forthcoming unsolicited proposal. Shortly thereafter, QXO privately submitted to the Company a written, preliminary non-binding proposal to acquire the Company for $124.25 per share in cash (the “November 11 Proposal”). In the November 11 Proposal, QXO discussed its interest in the Company, given the Company’s “leading market position in residential roofing, superior distribution network and attractive adjacencies including commercial roofing, waterproofing and complementary products result in its record top-line and quarterly adjusted EBITDA performance.” QXO noted that QXO’s “conviction regarding this opportunity is underpinned by the Company’s direct exposure to attractive secular tailwinds such as non-discretionary R&R demand, a fundamentally undersupplied U.S. housing stock, and aging of the existing housing stock.” QXO further asserted that it admired “the strategic roadmap that management has implemented as part of its Ambition 2025 plan” and was impressed “with management’s ability to achieve its 2025 target of $9 billion in sales and $500 million in total shareholder returns two years ahead of schedule by driving above-market growth across the portfolio.” QXO also requested to meet with senior members of the Company’s management team and informed the Company that it had retained Morgan Stanley & Co. LLC (“Morgan Stanley”) as its financial advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul, Weiss”) as its legal counsel. Mr. Gandhi subsequently sent an email to Mr. Essaid and Mr. Jacobs confirming receipt of the November 11 Proposal that same day.

On November 12, 2024, the Board held a special meeting which was joined by certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan and independent legal counsel Sidley Austin LLP (“Sidley Austin”), Potter Anderson & Corroon LLP (“Potter Anderson”) and Squire Patton Boggs LLP. The management team shared the November 11 Proposal with the Board. The directors reviewed their fiduciary duties with legal advisors. Each director confirmed that he or she did not have any prior or existing relationship with QXO or Mr. Jacobs and did not have any interest in a transaction that differed from the stockholders of the Company generally. Based on individual disclosures made in connection with the Board’s annual independence review, the Company’s General Counsel also confirmed the independence and disinterestedness of the members of the Board with respect to QXO, its affiliates and a potential transaction with QXO. The Board and its advisors discussed the November 11 Proposal. The representatives of J.P. Morgan discussed that J.P. Morgan was preparing a preliminary financial valuation analysis of the Company.

On November 18, 2024, The Wall Street Journal reported that, according to “people familiar with the matter,” QXO had made an unsolicited offer to acquire the Company.

On November 19, 2024, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan and Potter Anderson. The Board reviewed, with Potter Anderson, its fiduciary duties and related governance considerations in light of QXO’s offer. The Board and its advisors also discussed The Wall Street Journal report from November 18, 2024. Mr. Gandhi and the representatives of J.P. Morgan discussed the Company’s long-term plan assumptions and projections with the Board, consistent with those previously discussed in February and May of 2024.

Later on November 19, 2024, Mr. Francis emailed Mr. Jacobs and Mr. Essaid to inform them that Mr. Francis had discussed the November 11 Proposal with the Board and that the Company had engaged a financial advisor and legal counsel. Mr. Francis noted that the Company would respond to QXO following completion of the Board’s review.

On November 26, 2024, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher & Bartlett LLP (“Simpson Thacher”) and Potter Anderson. During this meeting, the Board and representatives of J.P. Morgan discussed management’s base case for long-term performance and valuation. After further discussion, the Board unanimously approved the base case valuation model.

On November 27, 2024, the Board held a special meeting which was attended by certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher and Potter Anderson to further discuss and evaluate the November 11 Proposal. Representatives of J.P. Morgan reviewed with the Board certain preliminary financial analysis relating to the Company’s long-term performance, including the underlying assumptions. Following this review, the Board unanimously determined, based on a number of assumptions, including the Board’s view of the macroeconomic environment at the time, that the November 11 Proposal undervalued the Company relative to the Company’s then-existing standalone plan and was therefore not in the best interests of the Company and its stockholders. The Board members, their advisors and management further discussed prospects for potential private equity and strategic acquisitions. Mr. Francis noted that additional plans and information could be made available to QXO, with the protections of a non-disclosure and non-solicit agreement, so that QXO could improve its offer. The Board members noted their agreement with Mr. Francis and authorized J.P. Morgan to contact Morgan Stanley to preview the Board’s feedback.

On December 1, 2024, Mr. Francis emailed Mr. Jacobs and Mr. Essaid to inform them that the Board had instructed representatives of J.P. Morgan to contact Morgan Stanley.

On December 2, 2024, representatives of J.P. Morgan informed Morgan Stanley that the Board had determined to reject the November 11 Proposal but was willing to provide QXO with management projections and other non-public information, subject to the execution of a customary confidentiality and non-solicitation agreement, to assist QXO in improving its offer.

On December 3, 2024, Mr. Essaid sent a letter to Mr. Francis, in which Mr. Essaid acknowledged receipt of the Board’s feedback on the November 11 Proposal. In such letter, Mr. Essaid reiterated QXO’s request to meet with senior members of the Company’s management team. Furthermore, Mr. Essaid asserted QXO did not need or wish to receive any material non-public information from the Company.

On December 4, 2024, representatives of J.P. Morgan and Morgan Stanley discussed the Company’s and QXO’s positions with respect to the November 11 Proposal. Representatives of J.P. Morgan indicated that the Company was not willing to engage in any discussions with QXO until QXO executed a confidentiality agreement with a customary standstill provision. Representatives of Morgan Stanley confirmed that QXO would not sign a confidentiality agreement with the Company because QXO did not wish to receive any non-public information. Representatives of J.P. Morgan stated that the Board believed that QXO should review the Company’s confidential management projections so that QXO could understand the Board’s perspectives on the Company’s long-term value and improve QXO’s offer price accordingly. Representatives of Morgan Stanley conveyed that QXO would be skeptical of any confidential management forecasts that they received and would not rely on them for the purposes of valuing the Company. In addition, representatives of Morgan Stanley reiterated that QXO required a meeting with members of Company management one level below senior leadership without the protection of a customary confidentiality and non-solicitation agreement. Lastly, representatives of Morgan Stanley asked the J.P. Morgan representatives to share the Board’s view of the intrinsic value of the Company and offered to have representatives of QXO or representatives of Morgan Stanley present QXO’s view of the Company’s intrinsic value to the Board.

Also on December 4, 2024, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher and Potter Anderson, to receive updates on the discussions with QXO and its advisors. The Board and its advisors also discussed the December 3 letter from QXO. After these discussions, the Board directed its advisors and Company management to prepare a response to QXO addressing, among other things, the inadequacy of the November 11 Proposal and that the Company remained willing to provide QXO with confidential management forecasts, subject to QXO signing a customary confidentiality and non-solicitation agreement. Representatives of J.P. Morgan also reported on a communication J.P. Morgan had with the financial advisor for a strategic buyer identified herein as “Party A” regarding a potential acquisition of the Company.

On December 5, 2024, a representative of Simpson Thacher spoke to a representative of Paul, Weiss and reiterated that the Company would be willing to share confidential information, including confidential management projections, subject to the terms of a customary confidentiality and non-solicitation agreement that would include a customary standstill provision.

On December 6, 2024, at the direction of the Board, Mr. Francis sent a letter to Mr. Jacobs in response to the November 11 Proposal and QXO’s December 3 letter, and to follow up on the recent conversation between representatives of J.P. Morgan and Morgan Stanley. In such letter, Mr. Francis wrote that the Board had, after careful consideration and discussion with the Company’s financial and legal advisors, unanimously concluded that QXO’s offer, as reflected in the November 11 Proposal, was inadequate and did not reflect the Company’s intrinsic value or prospects. Mr. Francis also noted that the Company did not agree with QXO’s summary of the parties’ engagement as it was portrayed in QXO’s December 3 letter. Mr. Francis reiterated that, notwithstanding QXO’s repeated rejections of its offer, the Company remained willing to execute a customary confidentiality agreement in order to provide QXO with confidential management forecasts and answer any questions QXO might have, to enable QXO to better understand the Company’s value and to increase QXO’s offer accordingly.

On December 9, 2024, Mr. Essaid responded by letter to Mr. Francis. In such letter, Mr. Essaid wrote that QXO had “decided that the only way to convince Beacon to pursue a friendly deal with QXO was to put an extremely full and compelling proposal on the table,” and QXO believed that the Company’s stockholders “would happily accept [QXO’s] $124.25 offer.” He reaffirmed that QXO would not agree to a customary confidentiality and non-solicitation agreement with a standstill provision, because, according to QXO, that would limit QXO’s ability to present the November 11 Proposal directly to the Company’s stockholders. Mr. Essaid accused the Company of trying to set up a “Projections Trap” and reiterated that QXO did not believe the Company’s projections would be helpful. The letter suggested that the Company agree to a confidentiality agreement without a standstill provision and agree to make public the projections that the Company wished to provide to QXO. The letter also directed Mr. Francis to contact Mr. Essaid (not Mr. Jacobs), stating that “QXO has appointed [Mr. Essaid] ‘deal lead’ for this transaction.” Later that day, Mr. Francis sent an email to QXO acknowledging receipt of the letter.

On December 11, 2024, J.P. Morgan delivered to the Board customary relationships disclosure, which disclosure was subsequently supplemented from time to time. None of the information provided in such disclosure raised any concerns regarding J.P. Morgan’s ability to advise the Board. For more information about J.P. Morgan’s relationships disclosure, see the section entitled “Opinion of J.P. Morgan Securities LLC”.

On December 12, 2024, the Board met with representatives from J.P. Morgan and Simpson Thacher and certain members of the management team to review the December 9, 2024 letter from QXO and the Company’s intrinsic value and prospects, as well as possible paths of engagement with QXO, provided that a customary confidentiality agreement was in place.

On December 13, 2024, the Board held a regular meeting with certain members of the Company’s management team in attendance, at which it discussed again the November 11 Proposal was not adequate and the Board’s prior evaluation and discussion of such proposal. Following discussion in an executive session, the Board authorized Mr. Francis to send a letter to QXO offering a customary confidentiality agreement and reiterating the Board’s conclusion that the November 11 Proposal did not reflect the Company’s intrinsic value or prospects.

On December 16, 2024, at the direction of the Board, Mr. Francis responded by letter to Mr. Essaid, reiterating the Board’s conclusion, based on a number of assumptions, including the Board’s view of the macroeconomic environment at the time, that the November 11 Proposal did not reflect the Company’s intrinsic value or prospects. He reiterated that the Company had offered on several occasions to provide non-public information to assist QXO in better understanding the Company’s value in order to increase QXO’s offer and QXO had repeatedly declined the Company’s proposals for constructive engagement.

On January 6, 2025, Mr. Essaid reached out and spoke to Mr. Francis, reiterating QXO’s belief that the November 11 Proposal was compelling. Mr. Francis emphasized that he was in “listen-only mode”. Mr. Essaid stated QXO’s belief that, if the Company were to conduct a market check, the Company likely would not receive a proposal superior to the November 11 Proposal. Mr. Essaid also communicated that QXO was ready to take the matter to the Company’s stockholders. Mr. Francis said that he would share QXO’s viewpoint with the Board.

Also on January 6, 2025, Mr. Essaid sent a letter to Mr. Francis, proposing an in-person meeting to discuss the November 11 Proposal. In such letter, Mr. Essaid reiterated the reasons that QXO continued to believe that its offer was compelling in light of the broader capital markets and operating environment. Mr. Essaid said that “[QXO] will take our offer directly to Beacon’s shareholders in the event that we cannot find a mutually agreeable path forward.” Mr. Essaid noted that he was reaching out “well in advance of the deadline to nominate directors to ensure [the parties] have sufficient time to execute a mutually agreeable definitive agreement.”

On January 8, 2025, Mr. Francis acknowledged receipt of Mr. Essaid’s email transmitting the January 6 letter and responded that he planned to discuss it with the Board as soon as practicable.

On January 9, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The Board discussed, among other things: (i) the January 6 letter from QXO, and (ii) an inbound inquiry from a financial sponsor identified herein as “Party B” that the Company had received following the public disclosure of QXO’s unsolicited offer expressing interest in being involved should the Company decide to explore a potential sale. The Board discussed next steps, including its response to QXO.

Following deliberation, the Board directed Mr. Francis to contact Mr. Essaid and communicate that the Board was willing to engage with QXO subject to a customary confidentiality agreement that would:

(i)	“cleanse” QXO of any material nonpublic information (i.e., such information would be publicly disclosed or otherwise no longer be considered material non-public information) by mid-March 2025 (an approximately two-month duration); and

(ii)	contain a standstill of limited duration that would preserve QXO’s ability to nominate a competing slate of directors and solicit proxies for the election of such directors at the Company’s 2025 annual meeting, and preserve QXO’s ability to take its November 11 Proposal to the Company’s stockholders.

On January 9, 2025, at the direction of the Board, Mr. Francis emailed Mr. Essaid, informing him that the Company would be willing to hold an in-person meeting, subject to certain terms. Mr. Francis referred to the execution of a limited-duration confidentiality agreement. Later that day, a representative of Simpson Thacher called a representative of Paul, Weiss to discuss the specific terms of the potential confidentiality agreement that the Board had authorized proposing to QXO.

On January 10, 2025, Mr. Essaid called Mr. Francis to ask whether the Company and QXO were, in Mr. Essaid’s words, within “spitting distance” on price. Mr. Francis responded by noting that the Board had not authorized him to enter into price discussions at that stage. Mr. Essaid reiterated that he wanted to meet in-person to discuss the potential transaction, and that QXO was not interested in and did not want to see the Company’s financial projections or any other non-public information, given QXO’s belief that QXO knew the Company and its industry well. Mr. Francis reiterated that the Company had offered to share its standalone financial projections because the projections would demonstrate to QXO that the Company’s value on a standalone basis exceeds QXO’s offer and enable QXO to improve its offer. Mr. Essaid expressed frustration with the pace of engagement and insisted on meeting Mr. Francis in person in the near future.

On January 11, 2025, representatives of Simpson Thacher and Paul, Weiss spoke regarding the proposed confidentiality agreement and the discussions between Messrs. Francis and Essaid. Paul, Weiss expressed that QXO did not want to see the Company’s standalone financial projections and outlined their view on the key terms of any potential merger agreement between the Company and QXO. Simpson Thacher informed Paul, Weiss that discussions about the key terms of a potential merger were premature given the lack of agreement on valuation and confidentiality protections.

On January 12, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The Board discussed the recent conversations between representatives of the Company and QXO, including the discussions between Messrs. Francis and Essaid and between the advisors. The Board discussed information relating to Party B. Following deliberation, the Board authorized Mr. Francis to send a letter to QXO, noting, among other things, the (i) Company’s willingness to engage with QXO and QXO’s refusal to enter into a confidentiality agreement with a limited duration standstill of approximately two months that would preserve QXO’s ability to nominate directors for election at the Company’s 2025 annual meeting of stockholders, (ii) that the Company’s offer to enter into a confidentiality agreement with a limited standstill remained open, and (iii) that the Company believed this approach would give the parties sufficient time to determine whether the parties could reach a deal on terms that would be in the best interests of the Company’s stockholders.

On January 14, 2025, Mr. Francis called Mr. Essaid to update him on the Board’s views. He emphasized that the Board remained open to constructive dialogue but continued to regard the November 11 Proposal as inadequate. Mr. Essaid said that QXO would be willing to sign a confidentiality agreement, but would not agree to any standstill provision whatsoever, even if it was short-term and limited in scope, as the Company had proposed. Mr. Essaid reiterated that QXO continued to believe that its offer was a compelling one and that the Company’s stockholders would accept it if it were offered directly to them. Mr. Essaid asked whether the Company would formally respond to the January 6 letter soon. Mr. Francis confirmed the Company would respond shortly.

Later that day, at the instruction of the Board, Mr. Francis sent a letter to Mr. Essaid, stating that, as Messrs. Francis and Essaid had discussed, the Company remained open to engaging with QXO about the Company’s view of its intrinsic value, with the protection provided by a limited duration confidentiality agreement that would preserve QXO’s option to nominate and solicit directors at the Company’s upcoming annual meeting. In such letter, Mr. Francis noted that, as a public company, the Company believed it was appropriate to seek such protections for sensitive discussions regarding a potential transaction and that the non-public information that QXO would receive would enhance QXO’s assessment of the Company and its valuation.

Also on January 14, 2025, the Company issued a press release announcing its 2025 Investor Day to be held in New York City on March 13, 2025.

On January 15, 2025, QXO issued a press release announcing its November 11 Proposal. The QXO press release contained a public letter from Mr. Jacobs to Stuart A. Randle, Chair of the Board, that said the Company failed to optimize value for stockholders, did not substantively engage with QXO regarding the proposed transaction, and required “unreasonable preconditions, notably a long-term ‘standstill’ that would have prohibited [QXO] from offering [QXO’s] proposal directly to [the Company’s] stockholders.” QXO’s press release concluded by stating that, if the Company was not available to meet on short notice to “get a deal done,” QXO would put it to the Company’s stockholders to decide whether to accept the offer.

Later on January 15, 2025, QXO acquired 100 Shares on the open market. As of the date of this Statement, QXO owns 100 Shares.

Later that day, the Company issued a press release confirming receipt of QXO’s November 11 Proposal. The Company’s press release stated that, consistent with its fiduciary duties and in consultation with its independent financial and legal advisors, the Board had thoroughly evaluated, and unanimously rejected, the proposal because it undervalued the Company. The press release also noted that the Company had acted in good faith to engage constructively with QXO and that the Board remained open to all opportunities to maximize stockholder value. Mr. Francis also sent an email to employees, among other things, acknowledging QXO’s offer and encouraging employees to focus on delivering business results.

Also on January 15, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The Board and its advisors discussed QXO’s press release and next steps in connection therewith. The representatives of Sidley Austin also provided an overview of certain elements of a “shelf” stockholder rights plan available for the Board to adopt if it deemed such stockholder rights plan to be in the best interests of the Company and its stockholders.

On January 19, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. The Board was updated on the recent events relating to QXO’s unsolicited proposal and the Company’s discussions with various stockholders. The representatives of Sidley Austin provided an overview of stockholder rights plans, when such plans are typically adopted, the purpose of such plans, and related considerations. Company management also reported on a recent communication with a representative of Party A and noted that Party A was not interested in pursuing a transaction with the Company at this time. The representatives of J.P. Morgan reviewed with the Board certain updated preliminary financial analysis with respect to the Company as well as potential parties, both private equity and strategic, that might have an interest in exploring a transaction with the Company following QXO’s public proposal. The Board discussed the matters presented and determined that, while the Company should continue to pursue its standalone plan, it would be prudent for representatives of J.P. Morgan to conduct outreach to a limited group of third parties to explore whether there were currently available alternatives to the offer and the Company’s standalone plan that would be in the best interests of the Company and its stockholders. The Board authorized representatives of J.P. Morgan to initiate such outreach, with the assistance of representatives of Simpson Thacher.

From January 19, 2025 to February 24, 2025, at the Board’s direction, J.P. Morgan conducted outreach to 8 potential acquirors of the Company, which consisted of 3 strategic buyers (including Party C) and 5 financial sponsors (including Party B and Party D), to gauge interest in a potential transaction involving the Company. During such time, the Company entered into confidentiality agreements with 4 of these 8 parties, each of which agreements included customary nondisclosure and nonuse provisions and a standstill provision that prohibited the counterparty (for an agreed-upon period) from (among other things) offering to acquire or acquiring the Company, and from taking certain other actions, including soliciting proxies, without the approval of the Board. All such confidentiality agreements also contained customary terms whereby such standstill provisions automatically terminated upon the announcement of a definitive written agreement with respect to a transaction approved by the Board.

On January 26, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. During this meeting, representatives of J.P. Morgan confirmed that J.P. Morgan had commenced initial outreach to the limited group of third parties and provided an update on the status of such outreach and the ongoing negotiation of confidentiality agreements by certain parties.

Later on January 26, 2025, The Wall Street Journal reported that QXO was launching a tender offer to acquire the Company.

On January 27, 2025, QXO commenced a tender offer to acquire the Company (the “Initial Offer”) and filed a Schedule TO with the SEC. The Initial Offer contained the same offer price as the November 11 Proposal that had been rejected by the Board. That same day, the Company issued a press release in response, advising stockholders to take no action with respect to the Initial Offer and that the Board would thoroughly evaluate the Initial Offer and issue a recommendation.

Later on January 27, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, Potter Anderson, and Okapi Partners LLC. Sidley Austin provided the Board with an overview of the process with respect to the Initial Offer. The legal advisors also reviewed with the Board the mechanics of a potential stockholder rights plan and related matters, as well as an overview of legal considerations in connection with the decision of whether to adopt such a plan. The Board then reviewed with its advisors various considerations in determining whether it was appropriate and in the best interests of the Company’s stockholders to adopt a stockholder rights plan, including, among other things, that the rights plan protects the Company and its stockholders from anyone seeking to opportunistically gain control of the Company without paying an appropriate control premium, and that the rights plan is designed to ensure that the Board has sufficient time to review QXO’s Initial Offer and consider the best alternatives to enhance value for all stockholders of the Company. After deliberation, the Board unanimously determined that it was in the best interests of the Company and its stockholders to adopt such a stockholder rights plan (the “Rights Agreement”).

On January 28, 2025, the Company issued a press release and filed a related Form 8-K and Form 8-A, announcing that the Board had adopted the Rights Agreement and noting that the Rights Agreement was designed to protect stockholder interests by ensuring that the Board had sufficient time to review the Initial Offer and consider the best approach to enhance the interests of the Company and its stockholders.

That same day, QXO issued a press release commenting on the Company’s adoption of the Rights Agreement.

On January 29, 2025, Paul, Weiss, on behalf of QXO, sent the Company a demand for inspection of books and records pursuant to Section 220 of the DGCL (the “Demand Letter”). QXO demanded, among other things, a complete record or list of holders of the Company’s outstanding shares and other books and records in support of its tender offer and potential solicitation of proxies.

On January 30, 2025, Party B shared a proposal with the Company contemplating a potential strategic transaction in which the Company would acquire a private company for stock consideration in a transaction that would result in the private company’s existing equityholders’ owning up to 27% of the pro forma company.

On January 31, 2025, Lazard delivered to the Board customary relationships disclosure, which disclosure was subsequently supplemented. None of the information provided in such disclosure raised any concerns regarding Lazard’s ability to advise the Board. For more information about Lazard’s relationships disclosure, see the section entitled “Opinion of Lazard Freres & Co. LLC”.

On February 2, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson. Prior to the meeting, J.P. Morgan had delivered updated customary relationships disclosure to the Board. The legal advisors provided the Board with an overview of the Schedule 14D-9 to be filed by the Company in response to the Initial Offer. Following discussion with the advisor team, the Board determined to engage Lazard Frères & Co. LLC (“Lazard”) as financial advisor in connection with the Company’s analysis and consideration of, and response to, the Initial Offer. The Board determined to engage Lazard because, among other reasons, the directors believed it would be additionally beneficial to the Board to seek the financial advice of an independent financial advisor with whom the Company and the Board did not have a prior existing engagement or working relationship. Representatives of J.P. Morgan then reported on general market updates, provided an update on the preliminary discussions with prospective buyers, and reviewed with the Board certain updated preliminary financial analysis with respect to the Company. The Board also reviewed with representatives of J.P. Morgan the proposal from Party B regarding a strategic combination and discussed the benefits, disadvantages and other considerations associated with such proposal from the perspective of the Company’s stockholders. The Board instructed J.P. Morgan to convey to Party B that its proposal was not of interest to the Board and to reiterate that the Board would consider a proposal to acquire the Company. Representatives of J.P. Morgan also reviewed with the Board certain preliminary financial information relating to the Company’s valuation, including, among other things, the underlying assumptions for each of the Conservative case, the Base case and the Upside case (as described under the section entitled “Certain Unaudited Financial Prospective Financial Information”) (the “Projections”).

On February 5, 2025, Sidley Austin responded to the Demand Letter on behalf of the Company, confirming the Company would provide the requested materials to the extent they were in the Company’s possession, conditioned on the execution of a customary confidentiality agreement and payment of the costs associated with producing such materials.

Also on February 5, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including representatives of each of J.P. Morgan, Lazard, Sidley Austin, Simpson Thacher, and Potter Anderson. With only the Board, members of Company management, and representatives of each of Potter Anderson and Lazard present, representatives of Lazard reviewed with the Board financial analyses relating to the Company’s long-term performance, including the underlying assumptions. After this review, Lazard rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of February 5, 2025, and based upon and subject to the various assumptions, qualifications, limitations and other matters described in its written opinion, the consideration proposed to be paid pursuant to the Initial Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates). After rendering the oral opinion, the representatives of Lazard departed the meeting, at which time representatives of J.P. Morgan, Sidley Austin and Simpson Thacher joined the meeting. At this time, J.P. Morgan rendered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of February 5, 2025, and based upon and subject to the various assumptions, qualifications, limitations and other matters described in its written opinion, the consideration proposed to be paid pursuant to the Initial Offer was inadequate from a financial point of view to the Company’s stockholders (other than QXO and any of its affiliates). The Board and representatives of its advisors, including J.P. Morgan, Sidley Austin, Simpson Thacher, and Potter Anderson, then discussed the contents of the Schedule 14D-9 to be filed by the Company in response to the Initial Offer, including prior statements made by the Company with respect to the Initial Offer. After discussion, the Board unanimously, after considering the advice from the Company’s advisors and based on a number of assumptions, including the Board’s view of the macroeconomic environment at the time, (i) determined that the Initial Offer was not in the best interests of the Company and its stockholders and (ii) recommended that the stockholders of the Company reject the Initial Offer and not tender any Shares pursuant to the Initial Offer.

Later that day, QXO filed an amendment to its Schedule TO, reflecting certain clarifications to its initial filing.

On February 6, 2025, the Company filed the Schedule 14D-9 and issued a press release announcing the Board’s recommendation that stockholders reject the Initial Offer and not tender their Shares pursuant to the Initial Offer.

Later that day, QXO issued a press release commenting on the Board’s recommendation and reiterating its view that the Initial Offer presented a compelling value to the Company’s stockholders.

On February 10, 2025, QXO issued a further press release addressing the Board’s recommendation to the Company’s stockholders that they not tender their shares into the Initial Offer and outlining the reasons for its view that the Initial Offer presented a compelling value to the Company’s stockholders.

Also on February 10, 2025, Paul, Weiss, on behalf of QXO, sent Simpson Thacher a letter indicating that QXO intended to submit a notice of its intention to nominate individuals for election to the Company’s Board at the 2025 Annual Meeting and asking for clarification of certain procedures related to the foregoing.

On February 12, 2025, QXO issued a press release announcing that it had obtained antitrust clearance in the United States and Canada for its proposed acquisition of the Company.

Also on February 12, 2025, QXO delivered a notice of nomination of ten candidates for election as directors of the Company and a stockholder proposal regarding the Company’s bylaws for consideration at the 2025 Annual Meeting. QXO also issued a press release announcing the foregoing.

Later that day, the Company issued a press release confirming receipt of QXO’s nomination notice.

On February 13, 2025, the Board held a regular meeting with certain members of the Company’s management team and representatives of J.P. Morgan and Potter Anderson. At the meeting, representatives of J.P. Morgan updated the Board on their outreach to third parties regarding a potential transaction with the Company, including preliminary discussions between advisors to a strategic party identified herein as “Party C”. During such Board meeting, members of Company management also discussed certain recent challenges in the building products industry in the first quarter and how these challenges could potentially impact the Company’s near-term outlook. The Board also discussed QXO’s recent nomination of candidates for election as directors of the Company, the Company’s upcoming earnings release, and the planned 2025 Investor Day.

On February 14, 2025, a representative of Party C communicated to Mr. Francis that Party C had decided not to continue its evaluation of a potential transaction with the Company due to regulatory concerns.

On February 23, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Simpson Thacher, Potter Anderson and Sidley Austin. Company management reported on current market conditions, including the factors that had or could impact the Company and the building products industry in general, including recent underperformance by some of the other participants in the building products industry, overall investor sentiment in the industry and broader market and increased uncertainty due to, among other things, weather, immigration-related concerns, the interest-rate environment and the potential impact of a weakened economy, including as a result of geopolitical changes such as tariffs. The Board and representatives of J.P. Morgan discussed the ongoing outreach to a limited group of third parties previously discussed with the Board and recent communications with two of the parties, including that Party C had communicated that it was no longer interested in pursuing a transaction with the Company due to regulatory concerns. In addition, Company management and representatives of J.P. Morgan confirmed that they had followed-up with Party B regarding its proposal and that Party B was continuing to request certain diligence information, and representatives of J.P. Morgan had provided additional information to Party B as recently as February 23, 2025, but that Party B had indicated that it was unlikely to be able to make an offer for the Company that was competitive with QXO’s offer price of $124.25 per share. Representatives of J.P. Morgan reviewed with the Board certain preliminary financial information relating to the Company’s long-term financial performance, including, among other things, the underlying assumptions for each of the Conservative case, the Base case and the Upside case (as described under the section entitled “Certain Unaudited Financial Prospective Financial Information”). The Board and representatives of J.P. Morgan further discussed investor sentiment, current market conditions and other macroeconomic concerns that could have an impact on the Company’s long-term plan.

Representatives of J.P. Morgan confirmed that on February 24, 2025, Party D advised representatives of J.P. Morgan that it was no longer interested in evaluating a potential transaction involving the Company.

On February 25, 2025, QXO issued a press release announcing the extension of its Initial Offer, originally set to expire at 12:00 midnight (New York City time) on February 24, 2025, to 5:00 p.m. (New York City time) on March 3, 2025.

Later that day, the Company issued a press release responding to QXO’s extension of the Initial Offer.

On February 27, 2025, the Company released its earnings results for the quarter and full year ended December 31, 2024.

On March 2, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Simpson Thacher, Potter Anderson and Sidley Austin. Representatives of J.P. Morgan provided an update on its ongoing outreach to the limited group of third parties previously discussed with the Board, noting that, since the Board’s last meeting on February 23, the only two parties that had shown tentative interest in engaging with the Company, Party B and Party D, had since declined to move forward with a potential transaction involving the Company. As a result, at such time, all parties contacted as part of J.P. Morgan’s outreach had declined to move forward with a potential transaction involving the Company. Representatives of J.P. Morgan then discussed with the Board the possibility of reaching out to one other potential acquiror identified herein as “Party E”. The Board authorized J.P. Morgan to contact Party E on March 3 to gauge interest in a potential transaction involving the Company. The Board also discussed certain matters relating to significant changes in market conditions, industry developments, investor feedback and market reaction to the Company’s earnings results and the impact that certain headwinds, including market conditions and industry developments, were likely to have on the Company’s ability to execute on its strategic plan and its future performance, including on its ability to achieve anticipated future financial performance on the timeline previously expected. Representatives of J.P. Morgan also discussed with the Board the performance of the building products industry generally since November 15, 2024 (the last unaffected trading day prior to The Wall Street Journal report that indicated that QXO had made an unsolicited offer to acquire the Company) and an illustrative sensitivity analysis of the Base case projections, which had been requested by the Board, addressing the potential impact on the Company’s illustrative valuation of the Company needing an additional year to achieve certain metrics set forth in the Base case projections as a result of market conditions and that further assumed certain revenue and EBITDA metrics for 2025. With the Board and representatives of J.P. Morgan, Simpson Thacher and Potter Anderson present, the Board additionally discussed whether, given the changes to market conditions and potential impact on the Company’s future performance, it would be prudent to engage with QXO to discuss the potential for a negotiated transaction and, if so, the timing for any such engagement. A discussion ensued regarding QXO’s ability to increase the price of its Initial Offer and the strategy regarding a potential outreach to QXO. In an executive session with only the independent members of the Board and Potter Anderson present, the Board discussed again the ability of the Company to execute on its strategic plan and the impact on the long-term financial outlook of the Company.

On March 3, 2025, representatives of J.P. Morgan spoke with a representative of Party E regarding a potential acquisition of the Company. The representative of Party E indicated that they would revert to J.P. Morgan.

Later on March 3, 2025, the Board held a special meeting with representatives of J.P. Morgan, Simpson Thacher and Potter Anderson. Representatives of J.P. Morgan updated the Board that they had been in contact with a representative of Party E to gauge interest in a potential transaction with the Company. Representatives of J.P. Morgan reviewed with the Board certain preliminary financial information relating to the Company, and discussed the strategy for engaging with Party E. Representatives of J.P. Morgan also provided a general market update, including the Company’s trading performance and the performance of other companies in the building products industry, noting the sector-wide challenges and the decline of the stock prices of some of the other participants in the building products industry. Following the presentation by J.P. Morgan, in an executive session with only the Board and representatives of Potter Anderson present, the Board discussed the engagement with Party E and determined that, if Party E indicated any interest in a transaction involving the Company, J.P. Morgan, on behalf of the Board, could indicate that the Board would be prepared to move forward with Party E at a per share price of $131.00. The Board then discussed next steps with respect to QXO and determined that, if Party E declined to pursue a potential transaction involving the Company, to enter into negotiations with QXO in connection with a potential transaction on Friday, March 7, 2025 after market close.

On March 4, 2025, QXO issued a press release announcing the further extension of its Initial Offer to 5:00 p.m. (New York City time) on March 10, 2025.

Later that day, the Company issued a press release responding to QXO’s second extension of the Initial Offer.

Also on March 4, 2025, representatives of J.P. Morgan and the representative of Party E held a call to discuss a potential transaction involving the Company. At the direction of the Board, the representatives of J.P. Morgan again inquired about Party E’s interest in evaluating a potential transaction involving the Company and, after Party E indicated that it would need price guidance before making any decisions, a representative of J.P. Morgan reported that the Company would be prepared to move forward at a price per share of $131.00. Following discussion, the representative of Party E then indicated Party E would not be interested in pursuing a potential transaction involving the Company.

On March 6, 2025, a representative of Simpson Thacher spoke with a representative of Paul, Weiss regarding the potential process for engaging with QXO regarding a negotiated transaction if the Board and QXO were to decide to engage in such discussions.

Later on March 6, 2025 after market close, the Board held a special meeting with certain members of the Company’s management team and representatives of its advisors, including J.P. Morgan, Simpson Thacher, Potter Anderson and Sidley Austin. Representatives of J.P. Morgan reported to the Board that Party E had informed representatives of J.P. Morgan that it was not interested in pursuing a potential transaction involving the Company. Representatives of J.P. Morgan reviewed with the Board, among other things, updated preliminary financial information relating to the Company. The Board discussed with representatives of J.P. Morgan how the significant changes in market conditions and certain other macroeconomic concerns could affect the performance of the Company, including the potential impact on the Company’s ability to meet expectations for 2025 and the consequences of any such failure on the Company’s long-term performance. The Board then discussed whether it would be prudent to engage with QXO to discuss the potential for a negotiated transaction and the strategy for such engagement. Following discussion, the Board authorized representatives of J.P. Morgan to approach Morgan Stanley on the evening of March 7, 2025 to gauge QXO’s interest in pursuing a negotiated acquisition of the Company. The Board authorized representatives of J.P. Morgan to offer a transaction price of $130.00 per share and to request a best and final offer price from QXO.

After close of business on March 7, 2025, representatives of J.P. Morgan spoke with representatives of Morgan Stanley and relayed the Board’s proposal. Later that evening, Morgan Stanley replied to J.P. Morgan and conveyed QXO’s best and final offer of $124.35 per share in cash, subject to certain conditions, including satisfactory completion of confirmatory due diligence.

On March 8, 2025, the Board held a special meeting with certain members of the Company’s management team and, representatives of each of its advisors, including J.P. Morgan, Lazard, Simpson Thacher, Potter Anderson and Sidley Austin. The Board reviewed QXO’s proposal to acquire the Company for $124.35 per share in cash. Representatives of J.P. Morgan reviewed with the Board, among other things, updated preliminary financial information relating to the Company. Representatives of J.P. Morgan discussed its illustrative valuations analyses taking into account each of the Upside, Base, and Conservative case projections and under certain sensitivities, which sensitivity analyses had been requested by the Board due to recent market challenges and certain macroeconomic concerns with the potential to impact the Company’s future performance. The Board and its advisors also discussed whether it would be appropriate to assign various weights to each of the Upside, Base and Conservative case projections given the meaningful changes in market conditions that had occurred since the Upside, Base and Conservative case provisions were developed. Following discussion, the Board authorized its advisors to proceed with negotiations with QXO on the basis of QXO’s proposal to acquire the Company for $124.35 per share in cash. Following the meeting, representatives of J.P. Morgan informed representatives of Morgan Stanley that the Board had determined to proceed with negotiations with QXO on the basis of QXO’s most recent proposal.

Later on March 8, 2025, representatives of Paul, Weiss provided a draft merger agreement to representatives of Simpson Thacher. The initial draft of the merger agreement contemplated that the transaction would be structured as a tender offer for all of the outstanding Common Stock, followed by a merger under Section 251(h) of the DGCL of Merger Sub into the Company, with the Company surviving the merger as a subsidiary of QXO, and proposed, among other terms, a termination fee equal to 4.5% of the transaction equity value payable by the Company to QXO in the event the Company terminated the merger agreement to accept a superior proposal or upon certain other customary termination events, extensive representations, warranties and interim operating covenants with respect to the Company and the full roll over of employee equity incentive awards, whether vested or unvested. Between March 8 and March 9, 2025, the Company, along with representatives of Simpson Thacher and J.P. Morgan held telephonic meetings with QXO, Paul, Weiss, Morgan Stanley and certain other advisors of QXO regarding the proposed terms of the merger agreement and to address QXO’s diligence requests.

On March 9, 2025, Mr. Randle spoke to Mr. Jacobs regarding the timing of the potential transaction with QXO and to arrange meetings between representatives of QXO and members of the Company’s senior management. Later that day, representatives of Simpson Thacher spoke to representatives of Paul, Weiss regarding (i) a potential joint press release to announce that the Company and QXO were in discussions for QXO to acquire the Company for $124.35 per share in cash and (ii) the length of the extension of the Initial Offer.

On March 9, 2025, representatives of Simpson Thacher provided a revised merger agreement draft to representatives of Paul, Weiss, which, among other terms, proposed a full cash-out of all outstanding employee equity awards, proposed a termination fee equal to 3.0% of transaction equity value and narrowed the scope of the representations, warranties and interim operating covenants with respect to the Company.

On the evening of March 9, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of each of its advisors, including J.P. Morgan, Lazard, Simpson Thacher, Potter Anderson and Sidley Austin. Representatives of Simpson Thacher reviewed with the Board the terms of the merger agreement and the open points being negotiated with QXO. Representatives of J.P. Morgan reviewed with the Board, among other things, updated preliminary financial information relating to the Company focusing on illustrative valuations taking into account the Upside, Base, and Conservative cases and certain valuation sensitivity analyses requested by the Board. Representatives of J.P. Morgan noted that the Board had requested illustrative sensitivities of its discounted cash flow in which the Upside, Base and Conservative cases were assigned various weights because of meaningful changes in market conditions and certain macroeconomic concerns with the potential to impact the Company’s future performance that had emerged since the development of the Projections and had led the Board to reevaluate the execution risk of the Company’s business plan. The Board determined that it was appropriate to assign probability weightings to the three scenarios included in the Projections, which were 65% weight to the Conservative case, 30% to the Base case and 5% to the Upside case. The Board directed each of J.P. Morgan and Lazard to rely on these weightings in their respective valuation analyses for purposes of rendering fairness opinions (if requested).

On March 10, 2025, the Company and QXO entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which, and subject to certain exceptions, QXO agreed to keep confidential and not to disclose non-public information of the Company delivered or made available to QXO in connection with the Transactions, except in accordance with the terms of the Confidentiality Agreement.

Also on March 10, 2025, the Company and QXO issued a joint press release announcing that the Company and QXO were in discussions for QXO to acquire the Company for $124.35 per share in cash. The press release also announced the postponement of the Company’s planned 2025 Investor Day.

On March 12, 2025, representatives of Paul, Weiss provided a revised draft of the merger agreement to representatives of Simpson Thacher, which, among other terms, proposed a termination fee equal to 4.4% of the transaction equity value, narrowed the scope of the representations and warranties applicable to the Company, as compared to the initial draft of the Merger Agreement provided by Paul, Weiss, and provided for the full roll over of outstanding employee equity awards, whether vested or unvested.

Also on March 12, 2025, J.P. Morgan delivered updated customary relationships disclosure to the Board.

On March 14, 2025, representatives of Simpson Thacher provided a revised merger agreement draft to representatives of Paul, Weiss, which, among other terms, proposed a termination fee equal to 3.75% of transaction equity value and proposed a partial roll over and partial acceleration of outstanding employee equity awards.

On March 14, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of each of its advisors, including J.P. Morgan, Lazard, Simpson Thacher, Potter Anderson and Sidley Austin, present. At the meeting, representatives of Simpson Thacher presented an update on the ongoing negotiations of the merger agreement, including the agreed-upon terms and items, such as the treatment of the employee equity awards, that remained subject to ongoing negotiation between the parties. Representatives of Potter Anderson reviewed with the Board certain legal considerations related to the proposed transaction, including the terms of the Company’s existing indemnification agreements and insurance. Company management also reported on the ongoing confirmatory due diligence being undertaken by QXO, including meetings between representatives of QXO and members of Company management that had taken place over the course of the week as part of such diligence. All members of Company management (other than Mr. Francis) and representatives of each of J.P. Morgan, Lazard and Sidley Austin then left the meeting. The Board then met in an executive session (with only the independent members of the Board and representatives of Simpson Thacher and Potter Anderson present), at which representatives of Simpson Thacher and Potter Anderson reviewed the Board’s fiduciary duties in connection with a potential transaction. The Board also discussed certain employee-related matters.

Also on March 14, 2025, Lazard delivered updated customary relationships disclosure to the Board.

On March 16, 2025, representatives of Paul, Weiss provided a revised draft of the merger agreement to representatives of Simpson Thacher, which, among other terms, reinserted its proposal providing for the full roll over of employee equity awards and proposed a termination fee equal to 4.25% of transaction equity value.

On March 16, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of each of its advisors, including J.P. Morgan, Lazard, Simpson Thacher, Potter Anderson and Sidley Austin. Representatives of Simpson Thacher provided an update on the discussions with QXO, including the status of the merger agreement and QXO’s due diligence. Representatives of J.P. Morgan reviewed with the Board, among other things, information relating to the trading history since November 18, 2024 of the Common Stock and the common equity securities of certain other participants in the building products industry. Representatives of J.P. Morgan also reviewed with the Board an analysis relating to the impact of dilution and the conversion ratio with respect to the employee equity awards of the Company that would be rolled over into equity of QXO in the potential transaction. The Board and its advisors discussed J.P. Morgan’s analysis and the proposed treatment in the merger agreement with respect to the conversion of the Company’s equity awards into QXO equity awards.

On March 16, 2025, Mr. Randle spoke to Mr. Jacobs regarding the treatment of the employee equity awards, noting the Company’s preference to have the existing vested equity awards converted into cash consideration consistent with the treatment of other outstanding shares. Mr. Jacobs stated that QXO expected the employee equity awards to be fully rolled over into QXO equity.

On March 17, 2025, QXO issued a press release announcing the further extension of its Initial Offer to 5:00 p.m. (New York City time) on March 18, 2025.

From March 18, 2025 to March 19, 2025, representatives of Simpson Thacher and Paul, Weiss held multiple calls to negotiate and finalize, and exchanged drafts of, the merger agreement.

On March 19, 2025, QXO issued a press release announcing the further extension of its Initial Offer to 5:00 p.m. (New York City time) on March 19, 2025.

On the evening of March 19, 2025, the Board held a special meeting with certain members of the Company’s management team and representatives of each of its advisors, including J.P. Morgan, Lazard, Simpson Thacher, Potter Anderson and Sidley Austin. Representatives of Potter Anderson reviewed the Board’s fiduciary duties in connection with the Board’s consideration of the Merger and the Amended Offer. Representatives of Simpson Thacher reviewed the final negotiated terms of the merger agreement and responded to questions from directors related thereto, including with respect to the proposed amendment to the Rights Agreement. During the meeting, representatives of J.P. Morgan and Lazard each presented their respective financial analyses of the proposed consideration of $124.35 per Share. At the Board’s request, J.P. Morgan rendered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of March 19, 2025, and based upon and subject to, among other things, the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in connection with its opinion (which are stated in its written opinion), the offer price of $124.35 per share to be paid to the Company’s stockholders (other than QXO and its affiliates) in the Transaction (as defined in J.P. Morgan’s written opinion) was fair, from a financial point of view, to the Company’s stockholders (other than QXO and its affiliates). The full text of J.P. Morgan’s written opinion, which describes, among other things, the assumptions made, matters considered and limits on the review undertaken by J.P. Morgan in connection with its opinion, is attached as Annex A.

At the Board’s request, Lazard also rendered its oral opinion, subsequently confirmed in writing, to the effect that, as of March 19, 2025, and based upon and subject to the various assumptions, qualifications, limitations, market conditions and other matters described in its written opinion, the offer price of $124.35 per share to be paid to the holders (other than the Excluded Holders (as defined in Lazard’s written opinion)) of the outstanding shares of Common Stock in the Offer and the Merger was fair, from a financial point of view, to such holders. The full text of Lazard’s written opinion, which describes, among other things, the assumptions made, matters considered and limits on the review undertaken by Lazard in connection with its opinion, is attached as Annex B.

The Board then discussed and considered the Amended Offer and the Merger and a number of factors related thereto, including, the negotiated terms of the proposed merger agreement, the outreach by the Company’s advisors to other potential acquirers and the lack of interest for an acquisition of the Company from any other third party, and the potential risks and uncertainties related to the execution of the Company’s long-term plan as a result of recent market and industry challenges and certain macroeconomic concerns with the potential to impact the Company’s future performance. On the basis of the foregoing and certain other related factors, the Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby (including the Amended Offer and the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the merger agreement and the transactions contemplated thereby (including the Amended Offer and the Merger), (iii) resolved that upon the terms and subject to the conditions set forth in the merger agreement, and in accordance with the DGCL, the Merger will be governed by, and effected pursuant to, Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Amended Offer in accordance with the merger agreement without a vote on the adoption of the merger agreement by the stockholders of the Company, (iv) resolved to recommend that the stockholders of the Company accept the Amended Offer and tender their Shares to Merger Sub pursuant to the Amended Offer, on the terms and subject to the conditions set forth in the merger agreement, and (v) determined that it was advisable and in the best interests of the Company and its stockholders for the Company to enter into, and approved the execution and delivery of, the proposed amendment to the Rights Agreement.

Early in the morning on March 20, 2025, the Company entered into an amendment to the Rights Agreement, which representatives of Simpson Thacher delivered to representatives of Paul, Weiss, and the Company and QXO executed the merger agreement.

On March 20, 2025, the Company and QXO issued a joint press release announcing entry into the merger agreement, and QXO filed an amendment to its Schedule TO announcing the further extension of its Initial Offer to 5:00 p.m. (New York City time) on March 31, 2025.

On March 31, 2025, the Company filed this amendment to Schedule 14D-9.

Reasons for the Recommendation

The Board considered, with the assistance of the Company’s outside legal and financial advisors, the Offer and the Merger and determined that the Merger Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of the Company and its stockholders. The Board unanimously recommends that stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. In the course of reaching its recommendation, the Board considered a number of relevant factors relating to the Merger Agreement, the Merger and the Offer, each of which the Board believed supported its decision, including the following, which are not necessarily listed in order of relative importance.

(I)	The financial terms of the Offer and the certainty of value are compelling for stockholders.

The Board considered the potential value and form of the consideration to be received in the Offer and the Merger by the Company’s stockholders, including:

●	the fact that the Offer Price is all cash, such that the Offer and the Merger provide certainty, immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against internal or external risks and uncertainties that may be associated with the Company’s standalone strategy;

●	the current market price of the Shares, including the market performance of the Shares, the performance of the stock of other participants in the Company’s industry, general stock market performance and macroeconomic uncertainties; and

●	the fact that the Offer Price represents (i) a 26% premium to the Company’s unaffected closing price of $98.75 per share as of November 15, 2024 (the last trading day prior to the Wall Street Journal’s report of rumors that QXO had made an unsolicited offer to acquire the Company), (ii) a 29% premium to the Company’s 30-day volume weighted average price of $96.31 per share as of November 15, 2024, and (iii) an 18% premium to the Company’s all-time high share price prior to November 15, 2024.

(II)	The Offer represents the best strategic alternative currently available to the Company for maximizing stockholder value.

The Board conducted a review of possible strategic alternatives to the Offer and the Merger available to the Company, including, but not limited to, the possibility of continuing to operate the Company as a standalone company and the possibility of transacting with an alternative counterparty. In particular, the Board considered:

●	the course and history of the Company’s outreach to other potentially interested parties, including:

●	the fact that, on January 19, 2025, the Board authorized J.P. Morgan to conduct outreach to a limited group of third parties to explore whether there were currently available alternatives to the Offer and the Company’s standalone plan that would be in the best interests of the Company and its stockholders;

●	the fact that the Company’s outreach process, initiated on or about January 19, 2025, resulted in only 4 potentially interested parties entering into confidentiality agreements with the Company to receive confidential due diligence information about the Company; and

●	the fact that, following the execution of confidentiality agreements and the provision of certain due diligence information by the Company, none of the potential counterparties made an offer or proposal to acquire the Company and one of the potential counterparties indicated that they were unable to make a proposal that would be competitive with the Offer; and

●	the market reaction to QXO’s initial unsolicited acquisition proposal on January 15, 2025, in addition to analyst reports and commentary from certain market commentators expressing their support for QXO’s acquisition proposal;

●	the Board’s belief that the Company had negotiated the highest price per Share that QXO was willing to pay for the Company, including by demanding QXO’s best and final offer, which resulted in an increase of the Offer Price from $124.25 to $124.35 per Share;

●	the fact that, since the Wall Street Journal’s November 18, 2024 report that QXO had made an unsolicited offer to acquire the Company, the Company had received only one inbound inquiry with respect to a potential transaction involving the Company, including after QXO publicized its intent to launch the Initial Offer on January 15, 2025 and after QXO commenced the Initial Offer on January 27, 2025, and that such inquiry did not result in a proposal or offer to acquire the Company;

●	the fact that QXO, through its representatives, confirmed that QXO would not pay a price higher than $124.35 per Share;

●	the possibility that, if the Board declined QXO’s acquisition proposal, there may not be another opportunity for the Company’s stockholders to receive an alternative proposal to the Offer in cash and that the market price for the Shares could fall below the value of the Offer Price, and possibly substantially below the value of the Offer Price, given recent market challenges and the related negative impact on the trading price of other participants in the building products industry;

●	the Board’s assessment, after further review since February 5, 2025, that the Company’s standalone strategy faced market conditions and macroeconomic concerns that emerged since the development of the Company’s business plan and were reasonably likely to impact the Company’s future performance and the value expected to be created for the Company’s stockholders greater than the Offer Price, taking into account the timeframe on which such value might be realized and the increased risks to achieving such value, including the risks and costs associated with developing and commercializing the Company’s products and services and the costs associated with successfully expanding operations and sales within the United States and in Canada;

●	the Board’s belief that the best way to maximize value for stockholders, and ensure no downward adjustment in value, was by engaging in negotiations with QXO, and that such engagement would enable negotiations to limit the conditionality associated with the Offer and impose negotiated obligations and covenants on QXO to complete the Offer and Merger on an agreed-upon timeline;

●	the Board’s belief that the Offer Price represents full and fair value for the Shares, taking into account the Board’s familiarity with the Company’s current and historical financial condition, results of operation, business, competitive position and prospects as well as the Company’s future business plan, the risks related thereto, and potential long-term value; and

●	the fact that the Board is comprised of a majority of independent directors, who had retained and received advice from independent financial and legal advisors in evaluating, negotiating and recommending the terms of the Merger Agreement, and that the Board’s approval of these matters was unanimous.

(III)	The macroeconomic environment and the Company’s expected financial performance and prospects have changed since QXO made its initial proposal and involve heightened risks and uncertainties.

The Board reviewed the Company’s current and historical financial performance, results of operations, business, competitive position and prospects, the Company’s future business plan and potential long-term value, taking into account its future prospects and risks if it were to remain an independent company, as well as general market conditions and prospects across the Company’s industry, including, but not limited to:

●	the recent macroeconomic developments affecting the Company and other participants in the building products industry, including the current state of the U.S. and global economies as well as, among other things, the weather, immigration concerns, the interest rate environment, and the potential impact of a weakened economy as a result of geopolitical changes such as tariffs, and the potential impact of such risks and uncertainties on the Company’s ability to meet expectations for 2025 and the consequences of any such failure on the Company’s long-term performance;

●	the Company’s prospects for future growth, which involve potential benefits inherent in, as well as the risks associated with, executing its business plan, including the fact that market conditions and macroeconomic concerns with the potential to impact the Company’s future performance had emerged since the development of the Company’s business plan and were reasonably likely to impact the value (and likelihood of value) expected to be created for the Company’s stockholders;

●	the highly competitive nature of the industry in which the Company operates;

●	the recent earnings results from other participants in the building products industry, reporting fiscal year 2024 results below consensus estimates, and other recent negative trends in the performance of the Company’s industry peers; and

●	the risks identified in the “Risk Factors” section of the Company’s annual report on Form 10-K for the year ended December 31, 2024.

The Board considered certain forecasts for the Company prepared by members of senior management, which reflected an application of various assumptions of the Company’s management. The Projections presented preliminary unaudited prospective financial information for fiscal years 2025 through 2029 under three scenarios: a Conservative case, a Base case and an Upside case. The Board revised its beliefs regarding the relative likelihood of achieving the Conservative case, the Base case or the Upside case of the Projections (as described in the section entitled “—Certain Unaudited Prospective Financial Information”).

(IV)	The Offer provides a high degree of certainty and speed of execution.

The Board considered the likelihood that the Offer and the Merger will be consummated in a timely manner, including:

●	the financial position of QXO and its ability to fund the aggregate Offer Price;

●	the absence of any financing condition to the Offer and the Merger in the Merger Agreement;

●	the fact that all regulatory approvals have already been secured by QXO;

●	the business reputation and capabilities of QXO’s senior management team, including Mr. Jacobs’ track record of successfully completing merger and acquisition transactions;

●	the fact that the limited nature of the conditions to QXO’s obligations to consummate the Offer and the Merger support the likelihood that the Offer and the Merger will be consummated, as described in more details in Section 12 (The Merger Agreement) of the Offer to Purchase;

●	the potential that closing in a relatively short time frame could reduce the amount of time during which the Company’s business would be subject to the potential uncertainty of closing or other disruption;

●	the fact that, pursuant to the terms of the Merger Agreement, the Company and QXO have both agreed to use their respective reasonable best efforts pursuant to the terms of the Merger Agreement to consummate the Offer and the Merger as soon as practicable, subject to certain limitations; and

●	the structure of the proposed transactions as a tender offer for all outstanding Shares for cash, with the expected result that a relatively short period will elapse before the Company’s stockholders receive the Offer Price for all tendered Shares, followed by the Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

(V)	The Company has preserved the opportunity to receive an unsolicited acquisition proposal and terminate the Merger Agreement to accept a superior proposal.

The Board considered the following:

●	the Company’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made on or after March 20, 2025 and prior to the time that the Offer is consummated;

●	the provision in the Merger Agreement allowing the Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior proposal, subject to certain limitations and subject to the payment of a termination fee of $336,931,450 in cash, which amount the Board believed to be reasonable under the circumstances, taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals;

●	the ability of the Board, subject to certain limitations, under the Merger Agreement to modify its recommendation that the Company’s stockholders tender their Shares pursuant to the Offer in certain circumstances, including in connection with a superior proposal or with a material event, development, occurrence, state of facts or change constituting an intervening event under the Merger Agreement;

●	the provision in the Merger Agreement requiring QXO to, under certain circumstances, extend the Offer beyond the current Expiration Date or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date; and

●	the availability of statutory appraisal rights under Section 262 of the DGCL to the stockholders of the Company who do not tender their Shares in the Offer and otherwise comply with all required procedures under the DGCL.

(VI)	The structure of the transaction takes advantage of the pending Offer.

The Board considered the anticipated timing of the consummation of the Offer and the Merger, including:

●	the fact that the Merger Agreement effectively amends the terms of QXO’s already-outstanding Initial Offer for all of the Company’s outstanding shares; and

●	the fact that under the structure contemplated by the Merger Agreement stockholders of the Company would receive cash consideration for their Shares on a prompt basis, earlier than in the case of alternative proposed transactions (which would be contingent upon and subject to the receipt of required regulatory approvals, potentially involving an uncertain timeframe), thereby limiting the period of uncertainty for stockholders during the pendency of the transaction, especially when considered in the context of internal and external risks and uncertainties associated with certain macroeconomic conditions described herein.

(VII)	Both J.P. Morgan and Lazard have delivered opinions to the Board to the effect that the Offer Price of $124.35 to be paid to the Company’s stockholders (other than QXO and any of its affiliates) in the Transaction (as defined in J.P. Morgan’s and Lazard’s respective opinions) was fair, from a financial point of view, to the Company’s stockholders (other than QXO and any of its affiliates).

The Board considered the fact that on March 19, 2025, J.P. Morgan and Lazard each separately rendered its oral opinion to the Board, subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to, among other things, the assumptions made, matters considered and limits on the review undertaken in connection with its opinion, as described in their respective written opinions, the Offer Price of $124.35 to be paid to the Company’s stockholders (other than QXO and any of its affiliates) in the Transaction (as defined in J.P. Morgan’s and Lazard’s respective opinions) was fair, from a financial point of view, to such holders.

The full text of the written opinions of each of J.P. Morgan and Lazard, each dated March 19, 2025, which respectively set forth, among other things, the assumptions made, matters considered and various limits on the review undertaken in connection with their respective opinions, are attached as Annex A and Annex B, respectively, to this Statement on Schedule 14D-9. J.P. Morgan and Lazard provided their respective opinions for the information and assistance of the Board in connection with its consideration of the Offer. The separate opinions of each J.P. Morgan and Lazard do not constitute advice or recommendations as to whether any stockholder should tender such stockholder’s shares of Common Stock in connection with the Offer or otherwise how to act in connection with the Offer or any other matter.

*****

The Board also considered a variety of risks and other potentially adverse factors or negative reasons in determining whether to approve the Merger Agreement, the Offer and the Merger, including the following:

●	the fact that the Offer Price, while providing relative certainty of value, would not allow the Company’s stockholders to participate in the potential growth and earnings of the Company following the completion of the Offer and the Merger;

●	the fact that the pendency of the Offer and the Merger may cause the Company to experience disruptions to its business operations and future prospects, including its relationships with its employees, customers, suppliers, partners and others that do business or may do business in the future with the Company or as a result of certain restrictions on the conduct of the Company’s business imposed by pre-closing covenants in the Merger Agreement, and the effect of such disruptions on the Company’s operating results in the event that the Offer and the Merger are not consummated in a timely manner;

●	the potential risk of diverting management attention and resources from the operation of the Company’s business and towards completion of the Offer and the Merger;

●	the interests of the Company’s executive officers and directors and the fact that the Company’s executive officers and directors may be deemed to have interests in the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders, generally, as described above under “Item 3. Past Contacts, Transactions, Negotiations and Agreements— Arrangements with Current Executive Officers and Directors of the Company”;

●	the costs involved in connection with entering into and completing the Offer and the Merger and related actions;

●	the risk that the Offer and the Merger are not consummated in a timely manner or at all, and the effect of a resulting public announcement of the termination of the Merger Agreement (other than in connection with a superior proposal) on the trading price of the Shares, which could be negatively affected by several factors including (i) the reason the Merger Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive future acquisition candidate and (iii) the possible sale of Shares by investors following the announcement of termination of the Merger Agreement;

●	the Company’s ability to attract and retain key personnel and other employees and the possible loss of key management or other personnel during the pendency of the Offer and the Merger;

●	the Company’s operating results, particularly in light of the significant transaction and opportunity costs expended attempting to consummate the Offer and the Merger;

●	the effect of the non-solicitation provisions of the Merger Agreement that restrict the Company’s ability to solicit or, subject to certain exceptions, engage in discussions or negotiations with third parties regarding a proposal to acquire the Company, and the fact that, upon termination of the Merger Agreement under certain specified circumstances, the Company will be required to pay a termination fee of $336,931,450 in cash, which could discourage certain alternative proposals for, or the entry into an agreement with respect to, an acquisition of the Company within twelve (12) months of the date of termination of the Merger Agreement or adversely affect the valuation that might be proposed by a third party;

●	the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

●	the effect of the restrictions in the Merger Agreement, including the interim operating covenants, on the conduct of the Company’s business prior to the consummation of the Merger, which may delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Merger or any other action the Company would otherwise take with respect to the operations of the Company absent the pending Offer and Merger;

●	the risk of litigation arising in respect of the Offer and the Merger that could be instituted against the Company or its directors and officers, and potential effects or outcomes related thereto; and

●	other risks of the type and nature as further described below under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

*****

In light of these various factors and having weighed the risks, uncertainties, restrictions and potentially negative factors associated with the Offer and the Merger with the potential benefits of the Offer and the Merger, the Board unanimously (i) determined that the Merger Agreement and the Transactions (including the Offer and the Merger) are fair to and in the best interests of the Company and its stockholders, (ii) adopted, approved and declared advisable the Merger Agreement and the Transactions (including the Offer and the Merger), (iii) resolved that upon the terms and subject to the conditions set forth in the Merger Agreement, and in accordance with the DGCL, the Merger will be governed by, and effected pursuant to, Section 251(h) of the DGCL and will be effected as soon as practicable following the consummation of the Offer in accordance with the Merger Agreement without a vote on the adoption of the Merger Agreement by the stockholders of the Company, (iv) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer, on the terms and subject to the conditions set forth in the Merger Agreement, and (v) determined that it was advisable and in the best interests of the Company and its stockholders for the Company to enter into, and approved the execution and delivery of, the proposed amendment to the Rights Agreement.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendations. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Board’s financial and legal advisors. Given the number and variety of factors that the Board considered, the members of the Board did not find it practicable to assign relative weights to the foregoing factors. However, the recommendation of the Board was made after considering the totality of the information and factors involved. In addition, individual members of the Board may have given different weight to different factors. In arriving at their respective recommendations, the members of the Board considered the interests of the Company’s executive officers and directors as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company.”

Considering the factors described above, the Board has determined that the Offer is in the best interests of the Company and its stockholders.

ACCORDINGLY, THE BOARD UNANIMOUSLY RECOMMENDS THAT THE COMPANY’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES TO QXO PURSUANT TO THE OFFER.

Opinions of Financial Advisors to the Board

Opinion of J.P. Morgan Securities LLC

Pursuant to an engagement letter, the Company retained J.P. Morgan as its financial advisor in connection with the consideration of possible strategic M&A transactions, including the Transaction (as defined in J.P. Morgan’s written opinion).

At the meeting of the Board on March 19, 2025, J.P. Morgan rendered its oral opinion to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its written opinion, the Offer Price of $124.35 per Share to be paid to the holders of Common Stock (other than QXO and its affiliates) in the Transaction was fair, from a financial point of view, to such holders. J.P. Morgan confirmed its March 19, 2025 oral opinion by delivering its written opinion to the Board, dated March 19, 2025, that, as of such date, the Offer Price of $124.35 per Share to be paid to the holders of Common Stock (other than QXO and its affiliates) in the Transaction was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated March 19, 2025, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex A to this Statement and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Statement is qualified in its entirety by reference to the full text of such opinion. The Company’s stockholders are urged to read the opinion in its entirety. J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction and was directed only to the Offer Price to be paid in the Transaction and did not address any other aspect of the Transaction. J.P. Morgan expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. J.P. Morgan’s opinion does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should tender its shares into the Offer or how such stockholder should vote with respect to the Transaction or any other matter.

In connection with preparing its opinion, J.P. Morgan, among other things:

●	reviewed a draft, dated March 19, 2025, of the Merger Agreement;

●	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

●	compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

●	compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Common Stock and certain publicly traded securities of such other companies;

●	reviewed certain internal financial analyses and forecasts (including a “Conservative case”, a “Base case” and an “Upside case” as described below and in the section of this Statement entitled “—Certain Unaudited Prospective Financial Information”) prepared by management of the Company at the direction of the Board relating to its business; and

●	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan’s engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, Merger Sub or QXO (or the impact of the Transaction thereon) under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management and the Board as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. In particular, at the direction of the Board, for purposes of J.P. Morgan’s analyses, J.P. Morgan assumed 65% probability weighting for the “Conservative case”, 30% probability weighting for the “Base case” and 5% probability weighting for the “Upside case”. J.P. Morgan also assumed that the Transaction and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, QXO and Merger Sub in the Merger Agreement were and will be true and correct in all respects material to its analysis. J.P Morgan is not a legal, regulatory or tax expert and relied on the assessments made by other advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the Offer Price to be paid to the holders of Common Stock (other than QXO and any of its affiliates) in the Transaction, and J.P. Morgan has expressed no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation payable to any officers, directors or employees of the Company or QXO, or any class of such persons, whether relative to the Offer Price to be paid to the holders of Common Stock in the Transaction or otherwise, or with respect to the fairness of any such compensation.

The terms of the Merger Agreement, including the Offer Price, were determined through arm’s length negotiations between the Company and QXO, and the decision to enter into the Merger Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Board or management with respect to the Transaction or the Offer Price.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Board on March 19, 2025 and contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion and the following does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

All implied equity values per Share described under the headings “Public Trading Multiples Analysis”, “Selected Transaction Analysis” and “Discounted Cash Flow Analysis” below are rounded to the nearest dollar. Share count for the Company assumes approximately 63.8 million outstanding shares of Common Stock on a fully-diluted basis calculated using the treasury stock method and net debt and debt-like items of approximately $2.78 billion, in each case as provided by management of the Company.

Projected Financial Performance Cases. Management of the Company furnished to J.P. Morgan estimates of the Company’s projected financial performance through 2029 prepared by management of the Company under three different cases, as described in the section of this Statement entitled “—Certain Unaudited Prospective Financial Information”. The Conservative case, Base case and Upside case are collectively referred to in this section as the “Management Cases”. The Board assigned a specific probability to each of the Management Cases as follows, based on its assessment of the likelihood of each case: the Conservative case was assigned a probability of 65%; the Base case was assigned a probability of 30%; and the Upside case was assigned a probability of 5% (the “assigned probabilities”). At the direction of the Board, J.P. Morgan relied on the assigned probabilities in connection with its analysis of the Transaction and for purposes of its opinion. J.P. Morgan, at the direction of the Board, did not rely on any single Management Case alone, and J.P. Morgan expressed no view as to any of Management Cases or the probabilities assigned to them by the Board.

The projections furnished to J.P. Morgan, including the Management Cases, were prepared by the Company’s management. The Company does not publicly disclose internal management projections of the type provided to J.P. Morgan in connection with J.P. Morgan’s analysis of the Transaction, and such projections were not prepared with a view toward public disclosure. These projections were based on numerous variables and assumptions that are inherently uncertain and beyond the control of the Company’s management, including, without limitation, factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information regarding the use of projections and other forward-looking statements, please refer to the section in the section of this Statement entitled “—Certain Unaudited Prospective Financial Information”.

Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous to the Company’s business. These companies were selected by J.P. Morgan, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. However, none of the companies selected is identical or directly comparable to the Company. Accordingly, J.P. Morgan made judgments and assumptions concerning differences in financial and operating characteristics of the selected companies and other factors that could affect the public trading value of the selected companies.

In its analysis, J.P. Morgan identified three sets of comparable companies:

Specialty Building Products

●	Core & Main, Inc.

●	Ferguson Enterprises Inc.

●	Hillman Solutions Corp.

●	Pool Corporation

●	SiteOne Landscape Supply, Inc.

●	Watsco, Inc.

Lumber and Building Materials

●	Boise Cascade Company

●	Builders FirstSource, Inc.

●	GMS Inc.

Industrial

●	Applied Industrial Technologies, Inc.

●	Fastenal Company

●	MRC Global Inc.

●	MSC Industrial Direct Co., Inc.

●	WESCO International, Inc.

●	W.W. Grainger, Inc.

For each selected company, J.P. Morgan calculated the multiple of such company’s firm value (“FV”) divided by earnings before interest, taxes, depreciation and amortization as adjusted to add back stock-based compensation expense (“Adj. EBITDA”) as estimated for each of calendar year 2025 (“FV/2025E Adj. EBITDA”) and calendar year 2026 (“FV/2026E Adj. EBITDA”). For purposes of this analysis, a company’s FV was calculated as the market value of such company’s common stock as of March 17, 2025 plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s cash, cash equivalents and marketable securities. Estimated financial data for each of the selected companies was based on the information contained in filings with the SEC (or other public securities filings for public companies listed outside the United States) and publicly available research analysts’ consensus estimates.

The following table represents the results of this analysis:

	FV/Adj. EBITDA
	Range		Median
Peer Group	2025E	2026E	2025E		2026E
Specialty Building Products	9.5x-22.3x	8.9x-20.5x	13.4	x	12.1	x
Lumber and Building Materials	6.2x-8.7x	5.5x-7.8x	8.5	x	7.8	x
Industrial	6.9x-24.1x	6.1x-22.3x	12.4	x	11.4	x

Based on the analysis of the relevant metrics described above and on professional judgments made by J.P. Morgan, J.P Morgan selected and applied ranges of multiples of (i) 8.5x to 11.5x to the Company’s 2025E Adj. EBITDA (calculated as the probability weighted sum of the applicable metric in each of the Management Cases) and (ii) 7.5x to 11.0x to the Company’s 2026E Adj. EBITDA (calculated as the probability weighted sum of the applicable metrics in each of the Management Cases). This resulted in a range of implied equity values per Share of $98 to $147 based on the Company’s 2025E Adj. EBITDA and a range of implied equity values per Share of $92 to $154 based on the Company’s 2026E Adj. EBITDA, as compared to the Offer Price of $124.35 per Share and the closing price of $98.75 per Share on November 15, 2024.

Selected Transaction Analysis. Using publicly available information, J.P. Morgan examined the following selected transactions involving building products businesses which J.P. Morgan judged to be sufficiently analogous to the Company’s business and most relevant in evaluation of the Transaction:

Date Announced	Acquirer	Target
March 2024	The Home Depot, Inc.	Shingle Acquisition Holdings, Inc.
July 2023	TopBuild Corp.	Specialty Products and Insulation
September 2021	TopBuild Corp.	DI Super Holdings, Inc.
December 2020	American Securities LLC	Interior products business of Beacon Roofing Supply, Inc.
November 2020	Clearlake Capital	PrimeSource Building Products, Inc.
November 2020	American Securities LLC	Foundation Building Materials, Inc.
August 2020	Builders FirstSource, Inc.	BMC Stock Holdings, Inc.
August 2020	Clayton, Dubilier & Rice	Construction & Industrial business of HD Supply Holdings, Inc.
May 2018	Reece Ltd	Morsco Inc.
April 2018	GMS Inc.	WSB Titan
April 2018	Leonard Green & Partners LP	SRS Distribution Inc.
March 2018	BlueLinx Holdings Inc.	Cedar Creek Holdings, Inc.
March 2018	TopBuild Corp.	United Subcontractors, Inc.
January 2018	HD Supply Holdings, Inc.	A.H. Harris Construction Supplies
November 2017	Lone Star Funds	Stark Group A/S
August 2017	Beacon Roofing Supply, Inc.	Allied Building Products Corp.
August 2016	ABC Supply Co., Inc.	L&W Supply
July 2015	Beacon Roofing Supply, Inc.	Roofing Supply Group

For each of the selected transactions, to the extent information was publicly available, J.P. Morgan calculated and compared the multiple of transaction value divided by the target’s Adj. EBITDA for the last twelve months as of the quarter ended immediately prior to the announcement of the respective transaction (“LTM Adj. EBITDA”), referred to as the “Transaction Value/LTM Adj. EBITDA Multiple”. This analysis indicated the following implied multiples based on the selected transactions:

Transaction Value/ LTM Adj. EBITDA Multiple
High	16.1x
Low	6.9x
Median	11.7x

Based on the analysis of the relevant metrics described above and on professional judgments made by J.P. Morgan, J.P Morgan selected and applied a range of multiples of 11.0x to 15.0x to the Company’s LTM Adj. EBITDA, which resulted in a range of implied equity values per Share of $117 to $174, as compared to the Offer Price of $124.35 per Share and the closing price of $98.75 per Share on November 15, 2024.

Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Share. A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” “Present value” refers to the current value of one or more future cash payments, which, as used herein refer to cash flows estimated to be generated by the Company and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macro-economic assumptions and estimates of risk, the opportunity cost of capital, capitalized returns and other appropriate factors. “Terminal value” refers to the capitalized value of all cash flows from an asset for periods beyond the final forecast period.

J.P. Morgan calculated the present value, as of December 31, 2024, of unlevered free cash flows that the Company was forecasted to generate during calendar 2025 through 2029 based upon each of the Management Cases. J.P. Morgan also calculated a range of terminal asset values of the Company at the end of the 5-year period ending December 31, 2029 by applying a terminal value growth rate ranging from 2.0% to 3.0% of the unlevered free cash flow of the Company during the final year of the 5-year period in each of the Management Cases, which growth rate was reviewed and approved by Company management. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 9.5% to 10.5%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company and divided by the number of fully diluted shares of Common Stock. The Adjusted EBITDA reflected in the Management Cases described in the section of this Statement entitled “—Certain Unaudited Prospective Financial Information” is not burdened by stock-based compensation expense. However, the unlevered free cash flows described in that section, upon which J.P. Morgan relied for the discounted cash flow analysis, are burdened by stock-based compensation expense. As the Board directed J.P. Morgan to rely on the assigned probabilities, J.P. Morgan derived a range of implied equity values per Share by weighting the low and high implied values derived in each of the Management Cases by the assigned probabilities, resulting in a range of implied equity values per Share of $110 to $152, as compared to the Offer Price of $124.35 and the closing price of $98.75 per Share on November 15, 2024.

Other Information. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Transaction. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Transaction. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Transaction.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Transaction on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For services rendered in connection with QXO’s nomination of candidates for election to the Board and stockholder proposal and the Transaction, the Company has agreed to pay J.P. Morgan aggregate fees of approximately $48.0 million, $4.0 million of which became payable upon the delivery of J.P. Morgan’s opinion to the Board rendered on February 5, 2025 and $4.5 million of which became payable upon the delivery of J.P. Morgan’s opinion to the Board rendered on March 19, 2025, and the remainder of which is contingent and payable upon the consummation of the Transaction. Additional fees of $4.0 million may be payable to J.P. Morgan in connection with QXO’s nominations and stockholder proposal upon entry into the Merger Agreement. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan for certain liabilities arising out of its engagement. During the two years preceding J.P. Morgan’s opinion dated March 19, 2025, J.P. Morgan and its affiliates have had other commercial or investment banking relationships with the Company for which J.P. Morgan and such affiliates have received customary compensation. Such services during such period have included acting as lead arranger and bookrunner on a Company credit facility in April 2024, as financial advisor in connection with the Company’s repurchase of equity interests in the Company held by Clayton Dubilier & Rice LLC in August 2023, and as joint lead bookrunner on the Company’s offering of debt securities in July 2023. During the two years preceding J.P. Morgan’s opinion dated March 19, 2025, neither J.P. Morgan nor its affiliates have had any material financial advisory or other material commercial or investment banking relationships with QXO or its significant affiliates Jacobs Private Equity II, LLC and Orbis Investment Management. J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and QXO. During the two year period preceding J.P. Morgan’s opinion dated March 19, 2025, the aggregate fees recognized by J.P. Morgan and its affiliates from the Company were approximately $11.5 million (including the fee payable with respect to the delivery of J.P. Morgan’s opinion rendered on February 5, 2025) and from QXO were approximately $300,000. In the ordinary course of their businesses, J.P. Morgan and its affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of each of the Company and QXO for their own accounts or for the accounts of customers and, accordingly, they likely at any time hold long or short positions in such securities or other financial instruments.

Opinion of Lazard Freres & Co. LLC

The Company retained Lazard as its financial advisor in connection with the Offer and the Merger. In connection with Lazard’s engagement, the Company requested that Lazard evaluate the fairness, from a financial point of view, to holders of Common Stock (other than Excluded Holders (as defined in Lazard’s written opinion)) of the Offer Price to be paid to such holders in the Offer and the Merger. On March 19, 2025, at a meeting of the Board, Lazard rendered to the Board its oral opinion, which opinion was subsequently confirmed by delivery of a written opinion, dated March 19, 2025, to the effect that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, the Offer Price to be paid to holders of Common Stock (other than Excluded Holders) in the Offer and the Merger was fair, from a financial point of view, to such holders.

The full text of Lazard’s written opinion, dated March 19, 2025, which describes the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Lazard in connection with its opinion, is attached as Annex B to this Statement and is incorporated herein by reference in its entirety. The summary of the written opinion of Lazard, dated March 19, 2025, set forth in this Statement is qualified in its entirety by reference to the full text of Lazard’s written opinion attached as Annex B. You are encouraged to read Lazard’s opinion and the summary contained in this Statement carefully and in their entirety. Lazard’s engagement and its opinion were for the benefit of the Board (in its capacity as such) and Lazard’s opinion was rendered to the Board in connection with its evaluation of the Offer and the Merger and addressed only the fairness, as of the date of the opinion, from a financial point of view, to holders of Common Stock (other than Excluded Holders) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard’s opinion is not intended to and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to the Offer or the Merger or any matter relating thereto.

In connection with its opinion, Lazard:

●	reviewed the financial terms and conditions of a draft, dated March 19, 2025, of the Merger Agreement;

●	reviewed certain publicly available historical business and financial information relating to the Company;

●	reviewed various financial forecasts and other data provided to Lazard by the management of the Company relating to the business of the Company, including three financial forecast cases provided by the management of the Company comprising a Conservative case, Base case and Upside case (as described in the section of this Statement entitled “Certain Unaudited Prospective Financial Information”), and the probability weightings assigned by the Board to such cases;

●	held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

●	reviewed public information with respect to certain other companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

●	reviewed the financial terms of certain business combinations involving companies in lines of business Lazard believed to be generally relevant in evaluating the business of the Company;

●	reviewed historical stock prices and trading volumes of Common Stock; and

●	conducted such other financial studies, analyses and investigations as Lazard deemed appropriate.

Lazard assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. Lazard did not conduct any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and Lazard was not furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in Lazard’s analyses, Lazard assumed, with the consent of the Board, that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Based on the Board’s judgments as to the risks and uncertainties related to achievability of the Company’s business plan, including as a result of the imposition (or possibility of imposition) of tariffs that would impact the Company’s business, at the direction of the Board, Lazard applied probability weightings of 65%, 30% and 5% to the Conservative case, Base case and Upside case, respectively, in performing its valuation analyses. Lazard assumed, with the consent of the Board, that the probability weightings assigned by the Board had been reasonably prepared on bases reflecting the best currently available judgments as to the likelihood of the cases. Lazard assumed no responsibility for and expressed no view as to any such forecasts or the probability weightings or the assumptions on which such forecasts or probability weightings are based.

Further, Lazard’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Lazard as of, the date of its opinion. Lazard assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date thereof. Lazard further noted that volatility in the credit, commodities and financial markets may have an effect on the Company and Lazard did not express an opinion as to the effects of such volatility on the Company. Lazard did not express any opinion as to the price at which shares of Common Stock may trade at any time subsequent to the announcement of the Transactions. Although Lazard understood that representatives of the Company contacted certain third parties to solicit indications of interest regarding a potential transaction with the Company, in connection with its engagement, Lazard was not authorized to, and did not, solicit indications of interest from third parties regarding a potential acquisition, business combination or other transaction involving the Company or its assets, nor did Lazard negotiate with any party, including QXO and its respective affiliates, with respect to a possible acquisition, business combination or other transaction involving the Company or its assets. In addition, Lazard’s opinion did not address the relative merits of the Transactions as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transactions.

In rendering its opinion, Lazard assumed, with the consent of the Company, that the Transactions would be consummated on the terms described in the Merger Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company advised Lazard, and Lazard assumed, that the Merger Agreement, when executed, would conform to the draft reviewed by Lazard in all material respects. Lazard also assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transactions would not have an adverse effect on the Company or the Transactions. Lazard did not express any opinion as to any tax or other consequences that might result from the Transactions, nor does Lazard’s opinion address any legal, tax, regulatory or accounting matters, as to which Lazard understood that the Company obtained such advice as it deemed necessary from qualified professionals. Lazard expressed no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified in the opinion) of the Transactions, including, without limitation, the form or structure of the Transactions or any agreements or arrangements entered into in connection with, or contemplated by the Transactions. In addition, Lazard expressed no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transactions, or class of such persons, relative to the Offer Price or otherwise.

Summary of Lazard Financial Analyses

The following is a brief summary of the material financial analyses and reviews that Lazard deemed appropriate in connection with rendering its opinion. The summary of Lazard’s financial analyses and reviews provided below is not a complete description of the financial analyses and reviews underlying Lazard’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description. Selecting portions of the financial analyses described below, without considering the financial analyses described below as a whole, could create an incomplete view of the financial analyses and reviews underlying Lazard’s opinion.

In arriving at its opinion, Lazard considered the results of its financial analyses and did not attribute any particular weight to any factor or financial analysis considered by it; rather, Lazard made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its financial analyses. For purposes of its financial analyses and reviews, Lazard considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, business or transaction used in Lazard’s financial analyses and reviewed as a comparison is identical to the Company, or the Transactions and related transactions contemplated by the Merger Agreement, and an evaluation of the results of those financial analyses and reviews is not entirely mathematical.

Rather, the financial analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the Transactions, public trading or other values of the companies, businesses or transactions used in Lazard’s financial analyses and reviews. The estimates contained in Lazard’s financial analyses and reviews and the ranges of values resulting from any particular financial analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Lazard’s financial analyses and reviews. In addition, financial analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Lazard’s financial analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews provided below includes information presented in tabular format. In order to fully understand Lazard’s financial analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Lazard’s financial analyses and reviews. Considering the data in the tables below without considering the full narrative description of the financial analyses and reviews, including the methodologies and assumptions underlying the financial analyses and reviews, could create a misleading or incomplete view of Lazard’s financial analyses and reviews.

Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before March 18, 2025, the last trading day before the date of Lazard’s opinion, and is not necessarily indicative of current market conditions.

Discounted Cash Flow Analysis

As further described in the section of this Statement captioned “—Certain Unaudited Prospective Financial Information”, the Board instructed Lazard to assign probability weightings to the three scenarios included in the Projections, which were 65% weight to the Conservative case, 30% to the Base case and 5% to the Upside case (the “Cases”, individually, each a “Case”, and such weightings, the “Weightings”). Using the Projections, Lazard performed a discounted cash flow analysis of the Company under each Case.

A discounted cash flow analysis is a valuation methodology used to derive a valuation of a company by calculating the present value of the company’s estimated future cash flows. A company’s “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.

For purposes of this analysis, Lazard calculated a range of implied enterprise values using each of the Cases for the Company by discounting to present value, utilizing discount rates ranging from 8.5% to 10.0%, chosen by Lazard based upon its analysis of the weighted average cost of capital of the Company (determined using the capital asset pricing model and based on considerations that Lazard deemed relevant in its professional judgment and experience, taking into account certain financial metrics, including capital structure, betas for a comparable group of companies and market risk) and using the mid-year convention, (i) the estimated after-tax unlevered free cash flows to be generated by the Company from December 31, 2024 through end of calendar year 2029; and (ii) a range of terminal values for the Company.

The terminal values for each Case were derived by applying a perpetuity growth rate range of 1.5% to 2.5% to the terminal year unlevered free cash flows per the Projections. The perpetuity growth rates were estimated by Lazard based on its professional judgment and experience and the Projections.

Lazard then, for each of the Cases, subtracted the Company’s net debt and finance leases, in each case as of December 31, 2024, based on public filings, to the range of implied enterprise values, to derive a range of total equity values for the Company for each Case. Lazard then calculated a range of implied equity values per Share for each Case by dividing such total equity values of the Company by the number of fully diluted Shares (determined using the treasury stock method), as calculated based on information provided by the Company’s management with respect to dilutive securities outstanding as of March 17, 2025. As instructed by the Board, Lazard then applied the Weightings to the implied equity values per Share for each Case. The results of this analysis implied an equity value per Share of $109.55 to $164.50, rounded to the nearest $0.05.

Selected Publicly Traded Companies Analysis

Using public filings and data sources, Lazard reviewed and analyzed certain financial information, valuation multiples and market trading data related to selected publicly traded companies in the building products industry (referred to in this section as the “selected companies”), the operations of which Lazard believed, based on its professional judgment and experience, to be generally relevant for purposes of this analysis. Lazard compared such information for the selected companies to the corresponding information for the Company.

The selected companies for this analysis were as follows:

●	Ferguson Enterprises Inc.

●	MSC Industrial Supply Co.

●	Builders FirstSource, Inc.

●	GMS Inc.

●	Boise Cascade Company

None of the selected companies is directly comparable to the Company and certain of these companies may have characteristics that are materially different from those of the Company. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the Transactions and that qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Company and the selected companies that could affect the public trading values of each company are also relevant.

For each of the selected companies, Lazard reviewed and compared, among other things, the enterprise value of the selected company (defined as equity market capitalization plus total debt, plus preferred equity and noncontrolling interest, less cash and cash equivalents) as of March 18, 2025, as a multiple of such selected company’s estimated Adjusted EBITDA (defined as estimated earnings before interest, taxes, depreciation and amortization, adjusted, as applicable, for non-recurring items and any other adjustments, as appropriate), based on FactSet Research Systems and the companies’ public filings, for calendar year 2025. The results of this analysis are summarized in the following table:

Benchmark	High	Low
2025E Adjusted EBITDA	12.1x	6.5x

For each of the Cases, based on its experience and professional judgment, after taking into account, among other things, such observed multiples, Lazard selected and applied a range of multiples of enterprise value / Adjusted EBITDA of 7.5x – 10.5x to the Company’s estimated Adjusted EBITDA for 2025, based on the Projections. Based on this range of implied enterprise values and the Company’s net debt and finance leases, in each case as of December 31, 2024, based on public filings, and the number of fully diluted outstanding Shares (determined using the treasury stock method), based on information provided by the Company’s management with respect to dilutive securities outstanding as of March 17, 2025, this analysis indicated an implied equity value reference range per Share for each Case. As instructed by the Board, Lazard then applied the Weightings to the implied equity values per Share for each Case. The results of this analysis implied an equity value per Share range of $81.65 to $131.35, rounded to the nearest $0.05.

Selected Precedent Transactions Analysis

Using public filings and other publicly available information, Lazard reviewed and analyzed selected precedent transactions that Lazard viewed as generally relevant in evaluating the Transactions. In performing these analyses, Lazard analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Transactions.

Specifically, Lazard reviewed eleven acquisition transactions in the building products distribution industry announced since July 2015, that Lazard believed, based on its experience and its professional judgment, to be generally relevant for the purpose of this analysis. These transactions are listed below.

Announcement Date	Acquiror	Target
July 2015	Beacon Roofing Supply, Inc.	Roofing Supply Group, LLC
September 2015	Lone Star Funds	Foundation Building Materials, Inc.
August 2016	ABC Supply Co., Inc.	L&W Supply Corporation
August 2017	Beacon Roofing Supply, Inc.	Allied Building Products Corp.
April 2018	Leonard Green & Partners, L.P.	SRS Distribution, Inc.
August 2020	Clayton, Dubilier & Rice, LLC and The Sterling Group, L.P.	HD Supply Holdings, Inc. (Construction & Industrial business)
November 2020	Bain Capital Private Equity, LP	U.S. LBM Holdings, LLC
November 2020	American Securities LLC	Foundation Building Materials, Inc.
December 2020	Foundation Building Materials, Inc. and American Securities LLC	Beacon Roofing Supply, Inc. (Interior Products Business)
March 2024	The Home Depot, Inc.	SRS Distribution, Inc.
March 2024	Gulfeagle Supply, Inc	Elite Roofing Supply, LLC

None of the target companies in the selected transactions is directly comparable to the Company and none of the selected transactions is directly comparable to the Transactions, and certain of these selected transactions and target companies may have characteristics that are materially different from those of the Transactions and the Company. Based on its professional judgment and experience, Lazard believes that purely quantitative analyses are not, in isolation, determinative in the context of the transaction and that qualitative judgments concerning differences between the terms of the Transactions and the business, financial and operating characteristics and prospects of the Company and the selected transactions and target companies that could affect the transaction multiples and transaction values of each selected transaction and target company are also relevant.

For each of the selected transactions, Lazard calculated the transaction value (defined as the target company’s implied equity value based on the consideration paid in the applicable transaction plus total debt, plus preferred equity and noncontrolling interest, less cash and cash equivalents), based on information in public filings, press releases and investor relations documents, as a multiple of the last twelve-month Adjusted EBITDA for the target company at the time of the announcement of the applicable transaction, which Lazard refers to as “LTM Adjusted EBITDA”. The financial data for the selected transactions and target companies were based on public filings and other publicly available information. The results of this analysis are summarized in the following table:

Benchmark	High	Low
EV / LTM Adjusted EBITDA	16.1x	8.3x

Based on its professional judgment after taking into account, among other things, such observed multiples for each of the selected transactions, Lazard selected an enterprise value / LTM Adjusted EBITDA multiple reference range of 11.5x – 14.5x and applied this multiple reference range to the Company’s LTM Adjusted EBITDA as of December 31, 2024, based on the Projections, and subtracted from it the Company’s net debt and finance leases, in each case on December 31, 2024, based on public filings, and divided by the number of fully diluted outstanding Shares (determined using the treasury stock method), based on information provided by the Company’s management with respect to dilutive securities outstanding as of March 17, 2025. The results of this analysis implied an equity value per Share range of $124.95 to $168.65, rounded to the nearest $0.05.

Other Analyses

The analyses and data described below were presented to the Board for informational purposes only and did not provide the basis for, and were not otherwise material to, the rendering of Lazard’s opinion.

Research Analyst Price Targets

Lazard reviewed publicly available research analyst price targets based on selected Wall Street research reports prepared by research analysts covering the Company. Lazard observed target prices that ranged from $118.00 to $140.00 per Share.

52-Week Trading Range Analysis

Lazard reviewed the range of trading prices for Common Stock for the 52-week period ended November 15, 2024 Lazard observed that, during this period, the closing prices of Common Stock ranged from $80.11 (on August 5, 2024) to $105.21 (on November 11, 2024) per share.

Miscellaneous

In connection with Lazard’s services as financial advisor to the Company in connection with the Transactions, the Company has agreed to pay Lazard (a) a fee of $4,000,000 for such services, which is payable upon the delivery of an opinion as to the adequacy or fairness, from a financial point of view, of the consideration to be paid to the Company or its common stockholders pursuant to a merger or sale of assets or equity securities or other interests (an “Opinion”) and (b) a fee of $1,500,000 payable upon the delivery of each additional Opinion, provided that the total fees of subclauses (a) and (b) would not exceed $7,000,000. In addition, the Company has agreed to reimburse certain of Lazard’s expenses arising, and to indemnify Lazard against certain liabilities that may arise, out of Lazard’s engagement. In the two-year period prior to the date of Lazard’s opinion, other than this engagement, Lazard has not been engaged to provide financial advisory services to the Company. In addition, during the two-year period prior to the date of Lazard’s opinion, Lazard has not been engaged to provide financial advisory services to QXO.

Lazard, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, leveraged buyouts, and valuations for corporate and other purposes. In addition, in the ordinary course, Lazard and its affiliates and employees may trade securities of the Company, QXO and certain of their respective affiliates for their own accounts and for the accounts of their customers, may at any time hold a long or short position in such securities, and may also trade and hold securities on behalf of the Company, QXO and certain of their respective affiliates. The issuance of Lazard’s opinion was approved by the Opinion Committee of Lazard.

The Company and QXO determined the Offer Price in the Offer and the Merger through arm’s-length negotiations, and the Board approved such Offer Price. Lazard conducted the analyses and reviews summarized above for the purpose of providing an opinion to the Board as to the fairness, from a financial point of view, to holders of Common Stock (other than Excluded Holders) of the Offer Price to be paid to such holders in the Offer and the Merger. Lazard did not recommend any specific consideration to the Board or any other person or indicate that any given consideration constituted the only appropriate consideration for the Offer and the Merger.

Lazard’s opinion was one of many factors considered by the Board, as discussed further in “Reasons for the Recommendation.” Consequently, the summary of the analyses and reviews provided above should not be viewed as determinative of the opinion of the Board with respect to the Offer Price or of whether the Board would have been willing to recommend a different transaction or determine that a different offer price was fair.

Lazard is an internationally recognized investment banking firm providing a full range of financial advisory and other services. Lazard was selected to act as financial advisor to the Board after considering Lazard’s qualifications, independence, expertise, international reputation, knowledge of the roofing industry and experience acting as financial advisor in connection with similar partnership and strategic transactions.

Intent to Tender

The Company’s directors and executive officers will make individual determinations regarding whether to tender their Shares in the Offer or receive cash pursuant to the Merger. Individual decisions will be influenced by a number of factors that are specific to each individual holder of Shares that is a director or executive officer. The decision of the directors and executive officers to tender their Shares in the Offer or receive cash pursuant to the Merger is not expected to impact the outcome of the Transactions.

Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, regularly prepare long-range projections or publicly disclose forecasts or internal projections as to future performance or results of operations due to the inherent unpredictability of the underlying assumptions and projections.

However, in connection with the preparation of the Company’s future 4-year strategy, which succeeds the Company’s Ambition 2025 Strategy, the Company’s management, at the direction of the Board, prepared the Projections, based on the good-faith judgments of the Company’s management at such time. The Projections were provided to the Board for purposes of considering, analyzing and evaluating the Company’s strategy, and were then used by the Board for purposes of considering, analyzing and evaluating the Offer and the Merger. In addition, the Projections were provided to J.P. Morgan and Lazard, as described under “—Background of the Merger”. J.P. Morgan and Lazard used the Base case scenario (as described below) in connection with the rendering of their inadequacy opinions to the Board and in performing their related financial analyses. J.P. Morgan and Lazard used the Projections in accordance with the weightings as described later in this section in connection with the rendering of their fairness opinions to the Board and in performing their related financial analyses, as described below under “—Opinion of the Company’s Financial Advisors.” The Projections present preliminary unaudited prospective financial information for fiscal years 2025 through 2029 under three scenarios: a Conservative case, a Base case and an Upside case.

The Projections reflect estimates and assumptions made by the Company’s management. In particular, the Projections, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain, including the following risks and uncertainties: actions taken by the Company or its stockholders in respect of the Offer and the Merger, and the effects of the Offer and the Merger, or the completion or failure to complete the Offer and the Merger, on the Company’s businesses, or other developments involving QXO; product shortages; changes in supplier pricing and rebates; inability to identify acquisition targets or close acquisitions; difficulty integrating acquired businesses; inability to identify new markets or successfully open new locations; catastrophic safety incidents; cyclicality, seasonality and weather; IT failures or interruptions, including as a result of cybersecurity incidents; goodwill or intangible asset impairments; disruptions in the capital and credit markets; debt leverage; loss of key talent; labor disputes; regulatory risks; and the other risk factors described in the Company’s Annual Report on Form 10-K filed with the SEC on February 27, 2025. Because the Projections cover multiple years, by their nature, they become subject to greater uncertainty with each successive year and are unlikely to anticipate each and every circumstance that could have an effect on the Company’s business and its results of operations. The Projections were developed solely using the information available to the Company’s management at the time they were created and reflect assumptions as to certain business decisions that are subject to change.

None of the Company, QXO or any of their respective affiliates, advisors or other representatives makes any representation to any stockholder regarding the validity, reasonableness, accuracy or completeness of the Projections or the ultimate performance of the Company relative to the Projections. The Projections were not prepared with a view toward public disclosure or toward complying with U.S. GAAP (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, has audited, reviewed, compiled or performed any procedures with respect to the Projections or expressed any opinion or any form of assurance related thereto. The inclusion of the Projections in this Schedule 14D-9 does not constitute an admission or representation of the Company that the Projections or the information contained therein is material. Except as required by applicable law, neither the Company nor any of its affiliates intends to, and each of them disclaims any obligation to, update, correct or otherwise revise the Projections if any or all of them have changed or change or otherwise have become, are or become inappropriate (even in the short term). These considerations should be taken into account in evaluating the Projections, which were prepared as of an earlier date.

The Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company in its public filings with the SEC. The Projections were developed by the Company’s management on a standalone basis without giving effect to the Offer or the Merger, and therefore the Projections do not give effect to the Offer or Merger or any changes to the Company’s operations or strategy that may be implemented after the consummation of the Offer and the Merger, including any costs incurred in connection with the Offer and Merger. Furthermore, the Projections do not take into account the effect of any failure of the Offer or Merger to be completed and should not be viewed as accurate or continuing in that context.

The Projections further reflect subjective judgment in many respects and, therefore, are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The inclusion of the Projections should not be regarded as an indication that the Company or anyone who received the Projections then considered, or now considers, the Projections to be necessarily predictive of actual future events, and this information should not be relied upon as such. The Company’s management views the Projections as being subject to inherent risks and uncertainties associated with such long-range projections.

The Projections include the Company’s management’s estimates of Adjusted EBITDA and unlevered free cash flow, which are non-GAAP financial measures. The non-GAAP financial measures used in the forecasts were relied upon by J.P. Morgan and Lazard for purposes of performing their financial analyses in connection with the rendering of each of their fairness opinions to the Board and by the Board in connection with its consideration of the Offer and Merger. Financial measures provided to a board of directors or financial advisor are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require, among other information, a reconciliation of a non-GAAP financial measure to a GAAP financial measure. Reconciliations of non-GAAP financial measures were not relied upon by the Board in connection with its evaluation of the Offer or the Merger, or J.P. Morgan and Lazard in connection with their financial analyses and the opinions that each of J.P. Morgan and Lazard rendered in connection with the Offer. Accordingly, the Company has not provided a reconciliation of the non-GAAP financial measures included in the Projections to the relevant GAAP financial measures. The Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and the Merger.

The Board instructed J.P. Morgan and Lazard to assign probability weightings to the three scenarios included in the Projections, which were 65% weight to the Conservative case, 30% to the Base case and 5% to the Upside case. The weightings reflected the Board’s reasonable best estimates with respect to the relative probabilities of the various cases most closely reflecting future economic conditions as of such time, subject to the risks, uncertainties and other factors described in this section.

In light of the foregoing factors and uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the summary of the Projections set forth below. The information and tables set forth below are included solely to give the Company’s stockholders access to a summary of the Projections that were made available to the Board, J.P. Morgan and Lazard and are not included in this Schedule 14D-9 in order to influence any stockholder’s decision to tender shares pursuant to the Offer or for any other purpose:

The Projections

Conservative Case

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E
Revenue	$10,473	$11,083	$11,740	$12,444	$12,972
Adjusted EBITDA(1)	$1,057	$1,126	$1,210	$1,301	$1,362
Unlevered Free Cash Flow(2)	$560	$636	$686	$743	$888

Base Case

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E
Revenue	$10,584	$11,419	$12,309	$13,249	$13,921
Adjusted EBITDA(1)	$1,057	$1,185	$1,333	$1,441	$1,531
Unlevered Free Cash Flow(2)	$410	$530	$628	$696	$1,013

Upside Case

	Fiscal Year Ending December 31,
($ in millions)	2025E	2026E	2027E	2028E	2029E
Revenue	$10,610	$11,499	$12,444	$13,441	$14,148
Adjusted EBITDA(1)	$1,071	$1,231	$1,415	$1,579	$1,698
Unlevered Free Cash Flow(2)	$421	$565	$690	$800	$1,139

(1)	Adjusted EBITDA, which is a non-GAAP financial measure, is net income (loss) from continuing operations excluding the impact of interest expense (net of interest income), income taxes, depreciation and amortization, stock based compensation, acquisition costs, and restructuring costs.
(2)	Unlevered Free Cash Flow, which is a non-GAAP financial measure, is adjusted earnings before interest, taxes, depreciation and amortization (burdened by stock-based compensation expense), less (1) cash taxes, (2) capital expenditures, (3) cash spent on acquisitions, and (4) plus or minus changes in net working capital.

Budget

The Company prepared a 2025 budget reflecting its expected financial performance for the fiscal year 2025 (the “2025 Budget”), which was shared with QXO as part of the confirmatory diligence process and therefore is included below.

2025 Budget

($ in millions)	Fiscal Year Ending December 31, 2025
Revenue	$10,400
Gross Profit	$2,681
Adjusted OpEx(1)	$1,787
Adjusted Operating Income(2)	$894
Adjusted EBITDA(3)	$1,057

(1)	Adjusted OpEx, which is a non-GAAP financial measure, is operating expense excluding acquisition costs and restructuring costs.
(2)	Adjusted Operating Income, which is a non-GAAP financial measure, is Gross Profit less Adjusted OpEx.
(3)	Adjusted EBITDA, which is a non-GAAP financial measure, is net income (loss) from continuing operations excluding the impact of interest expense (net of interest income), income taxes, depreciation and amortization, stock based compensation, acquisition costs, and restructuring costs.

Based on the Company’s performance through the date hereof, the Company’s performance in the first quarter of 2025 reflects results that are consistent with the year-over-year sales per day growth rates and comments provided on expected gross margins and Adjusted Operating Expenses through March 31, 2025 set forth during the Company’s February 27, 2025 earnings call and reflecting a range of $1,875 million to $1,895 million for net sales (relative to $1,998 million in the 2025 Budget) and $75 million to $80 million for Adjusted EBITDA (relative to $125 million in the 2025 Budget), in each case, through March 31, 2025. The foregoing reflects the information presently available to the Company, prior to the closing of books as of March 31, 2025, and remains subject to adjustment and change, including in connection with the Company’s ordinary course review processes and procedures.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used

For services rendered in connection with QXO’s nomination of candidates for election to the Board and stockholder proposal and the Transaction, the Company has agreed to pay J.P. Morgan aggregate fees of approximately $48.0 million, $4.0 million of which became payable upon the delivery of J.P. Morgan’s opinion to the Board rendered on February 5, 2025 and $4.5 million of which became payable upon the delivery of J.P. Morgan’s opinion to the Board rendered on March 19, 2025, and the remainder of which is contingent and payable upon the consummation of the Transaction. Additional fees of $4.0 million may be payable to J.P. Morgan in connection with QXO’s nominations and stockholder proposal upon entry into the Merger Agreement. In addition, the Company has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan for certain liabilities arising out of its engagement.

The Company has retained Lazard as its financial advisor in connection with the Company’s analysis and consideration of, and response to, the Initial Offer and the Amended Offer as well as any other offers with respect to the Company. The Company has agreed to pay Lazard (a) a fee of $4,000,000 for such services, which is payable upon the delivery of an opinion as to the adequacy or fairness, from a financial point of view, of the consideration to be paid to the Company or its common stockholders pursuant to a merger or sale of assets or equity securities or other interests (an “Opinion”) and (b) a fee of $1,500,000 payable upon the delivery of each additional Opinion, provided, that the total fees of subclauses (a) and (b) shall not exceed $7,000,000. In addition, the Company has agreed to reimburse Lazard for certain expenses arising out of or in connection with the engagement and to indemnify Lazard against certain liabilities relating to or arising out of the engagement.

The Company has engaged Okapi to assist it in connection with the Company’s communications with its stockholders related to the Amended Offer. The Company has agreed to pay customary compensation to Okapi for such services. In addition, the Company has agreed to reimburse Okapi for its reasonable out-of-pocket expenses and to indemnify it and certain related persons against certain liabilities relating to or arising out of its engagement.

The Company has also retained Joele Frank as its public relations advisor in connection with the Initial Offer and the Amended Offer. The Company has agreed to pay Joele Frank customary compensation for such services. In addition, the Company has agreed to reimburse Joele Frank for its out-of-pocket expenses and to indemnify it against certain liabilities relating to or arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Amended Offer.

Item 6. Interest in Securities of the Subject Company

Transactions by Executive Officers and Directors

Other than in the ordinary course of business in connection with the Company’s employee benefit plans or except as otherwise noted below, no transactions with respect to the Shares have been effected by the Company or, to the knowledge of the Company, by any of its executive officers, directors, affiliates or subsidiaries during the past 60 days, except for the following transactions:

Name	Transaction Date	No. of Shares	Price Per Share	Price Range	Transaction Description
Christopher Nelson	January 30, 2025	752	$0.00	N/A	Transfer of Shares to the Nelson Revocable Trust, dated June 2, 2022, of which Mr. Nelson and his spouse serve as trustees
Christopher Nelson	March 10, 2025	2,773	$0.00	N/A	Transfer of Shares to the Nelson Revocable Trust, dated June 2, 2022, of which Mr. Nelson and his spouse serve as trustees

Transactions by the Company

Name	Date	No. of Shares	Price Per Share(1)(2)	Price Range(1)(2)	Transaction Description
Beacon Roofing Supply, Inc.	12/27/2024	497,654	$90.42	N/A	Final settlement of accelerated share repurchase commenced on 5/9/2024

(1)	On May 9, 2024, the Company entered into a Supplemental Confirmation (together with the Company’s March 22, 2022 Variable Tenor ASR Master Agreement, the “May 2024 ASR Agreement”) with Citibank, N.A. (“Citi”) to repurchase $225.0 million (the “ASR Repurchase Price”) of its common stock. Under the terms of the May 2024 ASR Agreement, the Company paid the ASR Repurchase Price to Citi and received an initial share delivery of 1,927,608 shares of its common stock from Citi, representing 80% of the total expected share repurchases under the May 2024 ASR Agreement, based on the closing price of the Company’s common stock of $93.38 on May 9, 2024. On December 27, 2024, the Company completed the May 2024 ASR Agreement and received an additional 497,654 shares of its common stock. In total, 2,425,262 shares of the Company’s common stock were delivered under the May 2024 ASR Agreement at an average price of $92.77 per share, which represents the daily volume-weighted average price of the Company’s common stock during the term of the May 2024 ASR Agreement, less a discount and adjustments pursuant to the terms of the May 2024 ASR Agreement. The Average Price Paid per Share for December 2024 was calculated as the implied price per share for the final 20% of the May 2024 ASR Agreement, or $45.0 million, divided by the additional shares delivered on December 27, 2024.
(2)	On February 24, 2022, the Company announced a program to repurchase up to $500.0 million of its common stock. On February 23, 2023, the Company announced that its Board authorized and approved an increase of the program by approximately $387.9 million, permitting future share repurchases of $500.0 million.

Item 7. Purposes of the Transaction and Plans or Proposals

Except as otherwise set forth in this Statement (including in Item 4 of and the Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Initial Offer or the Amended Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Shares by the Company, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of the Company. Additionally, except as described above or as otherwise set forth in this Statement (including in the Exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Initial Offer or the Amended Offer that relate to, or would result in, one or more of the events referred to in the preceding sentence.

Item 8. Additional Information

Information Regarding the Compensation of Executive Officers

The Company has previously entered into Executive Severance and Restrictive Covenant Agreements with the Company’s executive officers and a Change of Control Agreement with Mr. Carrubba. These agreements provide enhanced benefits and other rights upon a qualifying termination of employment. These enhanced benefits and other rights are discussed below.

Equity Incentive Awards

As described above under the section of this Statement titled “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Equity-Based Awards Held by Non-Employee Directors and Executive Officers of the Company,” the award agreements for awards granted to directors and executive officers under the Equity Plans provide for accelerated vesting held by the Company’s directors and executive officers upon (i) a change in control in the case of directors, (ii) a change in control for executive officers in which the underlying equity awards are not assumed and continued in the transaction or (iii) a qualifying termination of employment following a change in control. The treatment of such awards in connection with the Merger Agreement is described in note 2 under the table contained in the section of this Statement titled “Item 8. Additional Information — Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Amended Offer.”

Severance Agreements

The Company has entered into Executive Severance and Restrictive Covenant Agreements (the “Severance Agreements”) with each of its executive officers to aid in recruiting and retaining its executive officers. Pursuant to such Severance Agreements, in the event the Company terminates an executive officer’s employment without cause, or an executive officer resigns employment for good reason, whether or not in connection with a change in control, the Company shall provide the executive officer with the following payments and benefits:

●	18 months of annual base salary (24 months in the case of the Company’s Chief Executive Officer (the “CEO”)), paid in equal periodic installments on the Company’s regular payroll dates;

●	150% (200% in the case of the CEO) of the executive officer’s target annual cash incentive, paid in equal periodic installments over the salary continuation period;

●	the annual cash incentive with respect to any fiscal year completed prior to the termination date but not yet paid, paid in a lump sum on the date such cash incentive is paid to other employees;

●	to the extent the executive officer elects health benefit continuation under COBRA, continued participation in the Company’s health plan at active employee rates for up to 12 months (18 months in the case of the CEO); and

●	continued vesting in all unvested equity awards that are scheduled to vest in the 12-month period following the termination date.

For purposes of the Severance Agreement, “cause” means: (i) gross negligence or willful misconduct in the performance of duties, (ii) refusal to perform duties as reasonably and lawfully directed (subject to notice and cure period), (iii) any act of fraud or embezzlement, wrongful taking for personal use, or self-dealing, (iv) conviction for (or plea of guilty or nolo contendere to) any felony or lesser crime involving moral turpitude that reasonably would be expected to materially damage the Company financially or reputationally, (v) material failure to comply with any material written policy (subject to notice and cure period), (vi) use of any illegal drug or abuse or misuse of alcohol and/or prescription drugs which materially adversely affects performance, or (vii) dissemination of confidential information or breach of restrictive covenants (excluding any unintentional and de minimis violations that are promptly cured). “Good reason” means, without the executive officer’s consent, (i) a material reduction in authority, duties, or responsibilities, (ii) a greater than ten percent (10%) reduction in base salary (on an annualized basis), other than as part of an across-the-board reduction affecting similarly situated Company executives of not greater than twenty percent (20%) on an annualized basis and not in excess of 12 months, (iii) a relocation of primary work location more than 50 miles (and not closer to the then primary residence), or (iv) a material breach by the Company of any employment agreement (subject to notice and cure period, and resignation after cure period). If an executive officer is terminated with cause or resigns without good reason, the executive officer is not entitled to any severance.

An executive officer’s receipt of the above payments and benefits is conditioned upon the execution and delivery, not subsequently revoked, of a waiver and release of claims.

The Severance Agreements contain non-competition provisions continuing through a restriction period. The restriction period is 12 months in the case of termination by the Company for cause or by the executive officer without good reason. The restriction period is 24 months (36 months in the case of the CEO) in the case of a termination by the Company without cause or by the executive officer for good reason. In the case of a 12-month restriction period (termination for cause or voluntary resignation without good reason), the non-competition provisions shall apply broadly with respect to industry participants. In the case of a 24-month or 36-month restriction period (termination without cause or for good reason), the non-competition provisions will apply with respect to a list of industry participants identified in, or pursuant to, the Severance Agreement. During the applicable restriction period, the executive officer will be subject to covenants with respect to non-solicitation, non-disparagement, and non-endorsement of competing products. The executive officers are also subject to a perpetual confidentiality covenant.

In the event that payments to an executive officer under a Severance Agreement or any other payments and benefits which an executive officer has the right to receive from the Company and its affiliates would be subject to Sections 280G and 4999 of the Code, such payments would be reduced to the extent the executive officer would be placed in a better after-tax position.

Carmelo Carrubba’s Change in Control Agreement

The Company has entered into Change in Control Agreements with certain key employees who are not executive officers, including Mr. Carrubba, to aid in retaining key talent. Pursuant to Mr. Carrubba’s Change in Control Agreement, in the event the Company terminates his employment without cause, or he resigns for good reason, in either case within the 18 months following a change in control, the Company shall provide Mr. Carrubba with the following payments and benefits (subject to his execution and non-revocation (if applicable) of a release of claims in favor of the Company):

●	up to 52 weeks (but no less than 26 weeks) of Mr. Carrubba’s annual base salary and annual car allowance, calculated on a sliding scale based on the amount of time Mr. Carrubba has worked for the Company, paid in a lump sum on the Company’s next regular payroll date;

●	100% of Mr. Carrubba’s target annual cash incentive, paid in a lump sum on the Company’s next regular payroll date;

●	any unpaid prior year annual bonus, paid in a lump sum on the Company’s next regular payroll date;

●	to the extent Mr. Carrubba elects health benefit continuation under COBRA, continued participation in the Company’s health plan at active employee rates for up to 12 months following the applicable date of termination; and

●	outplacement services for up to 6 consecutive months following the applicable date of termination.

For purposes of the Change in Control Agreement, “cause” means: (i) an intentional act of fraud, embezzlement, or theft in connection with Mr. Carrubba’s duties or in the course of Mr. Carrubba’s employment with the Company or any Subsidiary; (ii) intentional wrongful damage to property of the Company or any Subsidiary;  (iii) intentional wrongful disclosure of secret processes or confidential information of the Company or any Subsidiary; (iv) conviction of a criminal offense (other than minor traffic offenses); (v) intentional wrongful engagement in any competitive activity which would constitute a breach of the duty of loyalty. “Good reason” means, without the Mr. Carrubba’s consent, (i) a material reduction in authority, duties, or responsibilities of the employee from those in effect immediately prior to such change in control (other than during a period of physical or mental incapacity), (ii) a reduction in base salary (on an annualized basis), or incentive compensation opportunity (consisting of an annual cash incentive award target, expressed as a percentage of base salary, and maximum annual cash incentive payout opportunity, expressed as a percent of the annual cash incentive target, and the long-term incentive target, expressed as a dollar value), (iii) a relocation of primary work location more than 50 miles from its location as of immediately prior to the change in control (and not closer to the then primary residence), or (iv) a material breach by the Company of any employment agreement (subject to notice and cure period, and resignation after cure period).

The Change in Control Agreement contains a “best net pay” provision, providing Mr. Carrubba with the option to elect to reduce any payments or benefits payable to him in connection with the merger to the maximum after-tax amount of such payments and benefits that would not result in Mr. Carrubba incurring excise taxes under Section 4999 of the Code. Mr. Carrubba may only make such election if such payments would constitute “parachute payments” within the meaning of Section 280G of the Code and otherwise be subject to excise taxes under Section 4999 of the Code.

Beacon Roofing Supply, Inc. Deferred Compensation Plan

For details of the Beacon Roofing Supply, Inc. Deferred Compensation Plan, see the section of this Statement titled “Item 3. Past Contracts, Transactions, Negotiations and Agreements — Deferred Compensation” above.

Quantification of Potential Payments to the Company’s Named Executive Officers in Connection with the Amended Offer

The information set forth in the tables below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about certain compensation for each of the Company’s named executive officers (“NEOs”) that is based on or otherwise relates to the Amended Offer and assumes, among other things, that the Amended Offer is consummated, the Amended Offer constitutes a change in control of the Company and that the NEOs will incur a severance-qualifying termination of employment immediately following consummation of the Amended Offer.

The amounts indicated below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including assumptions described below, and do not reflect certain compensation actions that may occur before the consummation of the Amended Offer. In the event that any payments to an NEO would be subject to Sections 280G and 4999 of the Code, such payments would be reduced to the extent the NEO would be put in a better after-tax position. For purposes of calculating such amounts, the Company has assumed:

●	the relevant price per share of the Common Stock is $124.35 per Share, which is the per Share consideration being offered to all stockholders of the Company in connection with the Amended Offer;

●	March 31, 2025 as the date on which the Amended Offer is consummated; and

●	a termination of each NEO’s employment by the Company without cause or by the applicable NEO for good reason (in each case, as defined in the applicable Severance Agreement, the Carrubba Change in Control Agreement or equity award agreement, as applicable) on March 31, 2025, based on the terms of Severance Agreement, the Carrubba Change in Control Agreement, the Equity Plans and the applicable equity award agreements and the Merger Agreement.

Name	Cash ($)(1)	Equity ($)(2)	Pension/ NQDC ($)(3)	Perquisites Benefits ($)(4)	Tax Reimbursement ($)(5)	Other ($)	Total ($)
Julian G. Francis	4,500,000	15,615,823	0	30,009	0	0	20,145,832
Frank A. Lonegro(6)	0	0	0	0	0	0	0
Prithvi S. Gandhi	1,496,250	1,748,188	0	20,006	0	0	3,264,444
Jonathan S. Bennett	1,485,000	3,428,853	0	19,224	0	0	4,933,077
Jason L. Taylor	1,338,750	3,464,600	0	20,006	0	0	4,823,356
James J. Gosa(6)	0	0	0	0	0	0	0
Carmelo Carrubba	387,877	1,215,744	0	20,006	0	0	1,623,627

(1)	Amounts shown reflect cash severance payable under the Severance Agreements and Mr. Carrubba’s Change in Control Agreement, in each case, as further discussed under the above sections of this Statement titled “Item 8. Additional Information — Severance Agreements” and “Item 8. Additional Information — Change in Control Agreement”, respectively.

All components of the cash severance amount would be payable in the event of the executive’s termination without cause or for good reason, whether or not following the consummation of a change in control, and could be viewed on that basis as unrelated to the Amended Offer. Severance payments and benefits are subject to the NEO’s execution and effectiveness of a release of claims. The amount of each component of the cash payment is set forth in the table below.

Name	Annual Base Salary ($)	Annual Target Bonus ($)	Prior Year Bonus ($)*
Julian G. Francis	1,000,000	1,250,000	0
Prithvi S. Gandhi	570,000	427,500	0
Jonathan S. Bennett	600,000	390,000	0
Jason L. Taylor	510,000	382,500	0
Carmelo Carrubba	382,000	152,800	0

*	Under the terms of the Severance Agreement, the NEO would be eligible to receive a bonus with respect to any fiscal year completed prior to the termination date but not yet paid. Fiscal 2024 bonuses were paid on March 14, 2025.

(2)

Represents the aggregate cash value of awards of outstanding Company equity awards, with Company PSUs reflected at the target performance level. Under the Merger Agreement, the outstanding Company equity awards held by the Company’s NEOs will be converted into corresponding QXO equity awards (and, with respect to each PSU Award, with the performance-based vesting condition deemed satisfied at target and being converted into an award of QXO restricted stock units for which vesting is solely based on service-based conditions), in each case, based on the Equity Award Conversion Amount (as defined in the Merger Agreement). Such QXO equity awards will remain subject to the same vesting terms as the original Company equity awards (excluding performance conditions), including accelerated vesting upon certain qualifying terminations of employment without cause or good reason. Such accelerated vesting is “double-trigger” (i.e., it is contingent upon a termination without cause or resignation for good reason following the consummation of a change in control if the award is continued or assumed by a public company in an equitable manner). For purposes of the table below, since the Ambition 25 Performance Stock Units have been earned, such awards are treated as time-based restricted stock units. Set forth below are the values of each type of unvested equity-based award held by the continuing NEOs that would become vested upon a change in control if awards are not continued or assumed or if they are continued and assumed under the Merger Agreement followed by an immediate qualified termination. Amounts are calculated assuming a price of $124.35 per Share, and for stock options are based on the excess of $124.35 over the applicable per share exercise price of the stock option.

Name	Stock Options ($)	Time-Based Restricted Stock Units ($)	Performance- Based Restricted Stock Units ($)
Julian G. Francis	1,264,942	5,520,394	8,830,467
Prithvi S. Gandhi	76,924	829,166	842,098
Jonathan S. Bennett	227,462	1,591,680	1,609,711
Jason L. Taylor	219,687	1,682,953	1,561,960
Carmelo Carrubba	98,833	685,790	431,121

(3)	Under the Company’s Deferred Compensation Plan, the NEOs will fully vest in any unvested Company contributions under the plan upon a “change in control” (as defined in the Equity Plans). Such accelerated vesting is “single-trigger” (i.e., it is triggered by a change in control for which payment is not conditioned upon a termination or resignation of the NEO). There are no unvested Company contributions under the Plan. Accordingly, a change in control of the Company will not trigger a vesting event for the NEOs.

(4)	Represents the cost of continued participation in the Company’s health plan at active employee rates for 12 months (18 months in the case of the CEO), with the value based on the current active employee rates under the Company’s health plans. This benefit is “double-trigger” (i.e., it is not solely contingent upon a change in control but instead requires a termination without cause or for good reason, whether or not following the consummation of a change in control) and is subject to the NEO’s execution and effectiveness of a release of claims.

(5)	None of the NEOs are eligible to receive a tax reimbursement based on or otherwise related to the Amended Offer. Under the terms of the Severance Agreements, in the event that payments to an NEO under a Severance Agreement or any other payments and benefits which an NEO has the right to receive from the Company and its affiliates would be subject to Sections 280G and 4999 of the Code, such payments would be reduced to the extent the executive officer would be placed in a better after-tax position. The amounts reflected in this table do not reflect the application of any reduction in compensation or benefits pursuant to the terms of the Severance Agreements.

(6)	Under SEC executive compensation disclosure rules, disclosure is required with respect to Frank Lonegro (the Company’s former Executive Vice President and Chief Financial Officer) and James J. Gosa (the Company’s former Executive Vice President and Chief Commercial Officer) because they were NEOs in the Company’s Annual Report on Form 10-K, as amended, for the fiscal year ended on December 31, 2024. However, neither Mr. Lonegro nor Mr. Gosa was entitled to any transaction-based payments or benefits, nor did Mr. Lonegro or Mr. Gosa receive severance payments or benefits upon their respective resignations.

State Anti-Takeover Laws

A number of states have adopted takeover laws and regulations which purport to varying degrees to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, principal executive offices or principal places of business in such states. If any state takeover statute is found to be applicable to the Amended Offer, the Offeror may be unable to accept shares of Common Stock tendered pursuant to the Amended Offer or be delayed in continuing or consummating the Amended Offer or the Merger. The Company reserves all rights to assert the applicability of such takeover laws and regulations.

Under the Merger Agreement, if any takeover statute is or may become applicable to the Amended Offer, the Merger or the other transactions contemplated thereby, each of QXO, Merger Sub, the Company and the members of their respective boards of directors shall, to the fullest extent practicable, grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.

The Board has taken the necessary actions to render the restrictions of Section 203 of the DGCL inapplicable to the Amended Offer and the Merger.

Appraisal or Dissenters’ Rights

No appraisal rights are available in connection with the Amended Offer. However, if the Amended Offer is successful and the Merger is consummated, holders of record and beneficial owners of Shares who (i) did not tender their Shares in the Amended Offer (or, if tendered, validly and subsequently withdrew such Shares prior to the Acceptance Time) and continuously hold (in the case of holders of record) or own (in the case of beneficial owners) their Shares through the effective date of the Merger; (ii) strictly comply with the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to seek appraisal of their Shares and receive, in lieu of the Merger Consideration, a cash payment equal to the “fair value” of their Shares in accordance with Section 262 of the DGCL, together with interest, if any, on the amount determined to be the fair value, as determined by the Court of Chancery of the State of Delaware (the “Delaware Court”). Stockholders and beneficial owners should be aware that the fair value of their Shares could be more than, the same as or less than the Merger Consideration and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Amended Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should carefully review the provisions of Section 262 of the DGCL, particularly the procedural steps required to perfect such rights. Unless the context requires otherwise, all references in Section 262 of the DGCL and in this summary to a “stockholder” or to a “holder of shares” are to a record holder of Shares.

The following summary is qualified in its entirety by the full text of Section 262 of the DGCL, which may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Failure to follow any of the procedures of Section 262 of the DGCL will result in the withdrawal, loss, termination or waiver of appraisal rights under Section 262 of the DGCL.

Any stockholder or beneficial owner who desires to exercise his, her or its appraisal rights, or to preserve the ability to do so, should carefully review Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that Company stockholders or beneficial owners exercise appraisal rights under Section 262 of the DGCL. Any stockholder or beneficial owner of Shares who loses, waives, or otherwise fails to properly exercise such holder’s or owner’s appraisal rights will be entitled to receive the Merger Consideration as provided in the Merger Agreement.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either the constituent corporation before the effective date of the merger, or the surviving corporation within ten days after such effective date, will notify each of the stockholders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. THIS STATEMENT CONSTITUTES THE FORMAL NOTICE OF APPRAISAL RIGHTS UNDER SECTION 262 OF THE DGCL. Any holder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and the full text of Section 262 of the DGCL, which may be accessed without subscription or cost at the following publicly available website https://delcode.delaware.gov/title8/c001/sc09/index.html#262, carefully because failure to timely and properly comply with the procedures specified will result in the loss or waiver of appraisal rights under the DGCL.

If a stockholder or beneficial owner elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder or beneficial owner must do all of the following:

●	prior to the later of the consummation of the Amended Offer and 20 days after the date this notice is given (i.e., April 20, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held or owned, as applicable;

●	not tender his, her or its Shares in the Amended Offer (or, if tendered, properly and subsequently withdraw such Shares prior to the Acceptance Time);

●	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the effective date of the Merger; and

●	strictly comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

In addition, one of the ownership thresholds set forth in Section 262 of the DGCL (as described below) must be met and a stockholder or beneficial owner or the Surviving Corporation must file a petition in the Delaware Court demanding a determination of the value of the stock of all persons entitled to appraisal rights within 120 days after the effective date of the Merger. The Company (or the Surviving Corporation) is under no obligation to file any such petition and has no intention of doing so.

Written Demand

All written demands for appraisal should be addressed to Beacon Roofing Supply, Inc., 505 Huntmar Park Drive, Suite 300, Herndon, Virginia 20170, Attention: General Counsel.

A holder of record of Shares is entitled to demand appraisal rights for the Shares registered in that holder’s name. A demand for appraisal in respect of Shares by or on behalf of a holder of record must reasonably inform the Company of the identity of the stockholder and that the stockholder intends thereby to demand an appraisal of such stockholder’s Shares.

A beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s Shares. A demand for appraisal in respect of Shares should be executed by or on behalf of the beneficial owner and must reasonably inform the Company of the identity of the beneficial owner and that the beneficial owner intends thereby to demand an appraisal of such owner’s Shares. The demand of a beneficial owner must also (i) reasonably identify the holder of record of the shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (iii) provide an address at which such beneficial owner consents to receive notices given by the Surviving Corporation and to be set forth on the verified list to be filed with the Delaware Register in the Delaware Court.

A stockholder, such as a broker, bank or other nominee who holds Shares as a nominee for beneficial owners may exercise rights on behalf of one or more beneficial owners with respect to the Shares held for such beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand for appraisal must set forth the number of Shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

At any time within 60 days after the effective date of the Merger, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such person’s demand for appraisal and to accept the Merger Consideration in accordance with the Merger Agreement by delivering to the Surviving Corporation a written withdrawal of the demand for appraisal.

Notice by the Surviving Corporation

If the Merger is completed, within 10 days after the effective date of the Merger, the Surviving Corporation will notify each record holder of Shares who has properly made a written demand for appraisal pursuant to Section 262 of the DGCL, and who has not tendered his, her or its Shares in the Amended Offer, and any beneficial owner who has demanded appraisal in accordance with Section 262 of the DGCL that the Merger has become effective and the effective date thereof.

Filing a Petition for Appraisal

Within 120 days after the effective date of the Merger, but not thereafter, the Surviving Corporation, or any person who has complied with Section 262 of the DGCL and who is otherwise entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court demanding a determination of the value of the Shares held by all persons entitled to appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company (or the Surviving Corporation) is under no obligation to and has no present intention to file a Petition, and holders of record or beneficial owners should not assume that the Surviving Corporation will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders and beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the effective date of the Merger, any person who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request (or by electronic transmission directed to any information processing system (if any) expressly designated for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares (other than any excluded stock (as defined in Section 251(h)(6)d. of the DGCL)) that were the subject of, and were not tendered into, and accepted for purchase in, the Amended Offer, and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such Shares (provided that, where a beneficial owner makes a demand pursuant to Section 262 of the DGCL, the holder of record of such Shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement must be provided to the stockholder or beneficial owner within ten days after a written request by such stockholder or beneficial owner for the information has been received by the Surviving Corporation or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such Petition by any person other than the Surviving Corporation, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery a duly verified list containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares has not been reached. The Register in Chancery, if so ordered by the Delaware Court, will give notice of the time and place fixed for the hearing on the Petition by mail to the Surviving Corporation and to the persons shown on such list at the addresses stated therein. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court will determine the persons who have complied with the provisions of Section 262 of the DGCL and have become entitled to appraisal rights. The Delaware Court may require that persons who have demanded an appraisal for their Shares and who hold stock represented by certificates submit their Share certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any person who does not comply with such requirement. Accordingly, persons seeking appraisal of their Shares are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Merger the Shares will have been listed on a national securities exchange, the Delaware Court will dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, or (ii) the value of the consideration provided in the Merger for such total number of shares exceeds $1 million.

After the Delaware Court determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the Delaware Court’s rules, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court will determine the fair value of the Shares exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment. However, the Surviving Corporation has the right, at any time prior to the Delaware Court’s entry of judgment in the proceedings, to make a voluntary cash payment to each person seeking appraisal. If the Surviving Corporation makes a voluntary cash payment pursuant to Section 262 of the DGCL, interest will accrue thereafter only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (ii) interest theretofore accrued, unless paid at that time.

In determining the fair value, the Delaware Court will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

The costs of the appraisal proceeding (which do not include attorneys’ fees or the fees of experts) may be determined by the Delaware Court and taxed upon the parties as the Delaware Court deems equitable in the circumstances. Upon application of a person whose name appears on the verified list and who participated in the appraisal proceeding and incurred costs in connection therewith, the Delaware Court may order all or a portion of the expenses incurred by any such person including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. In the absence of such determination or assessment, each party bears its own expenses.

Any person whose name appears on the verified list may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL. No appraisal proceedings in the Delaware Court will be dismissed as to any person without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just, including, without limitation, a reservation of jurisdiction for any application to the Delaware Court made under Section 262(j) of the DGCL; provided, however, that this will not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger set forth in Section 262(e) of the DGCL. Except with respect to any person who withdraws such person’s demand in accordance with the proviso of the immediately preceding sentence, if the Delaware Court does not approve the dismissal of an appraisal proceeding with respect to a person, the person will be entitled to receive only the appraised value determined in accordance with such appraisal proceeding.

Stockholders and beneficial owners considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement. The process of dissenting and exercising appraisal rights requires strict compliance with technical requirements. Stockholders and beneficial owners wishing to dissent and exercise appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

No stockholder or beneficial owner who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will, from and after the effective date of the Merger, be entitled to vote his, her or its Shares for any purpose or to receive payment of dividends or other distributions thereon (except dividends or other distributions payable to holders of record of Shares at a date prior to the effective date of the Merger).

If a stockholder or beneficial owner fails to perfect, successfully withdraws or loses such person’s right to appraisal, such person’s Shares will be deemed to have been converted at the effective date of the Merger into the right to receive the Merger Consideration in accordance with the Merger Agreement. The right to appraisal with respect to all Shares will cease if a Petition for appraisal is not filed within 120 days after the effective date of the Merger. In addition, as indicated above, a stockholder or beneficial owner may withdraw his, her or its demand for appraisal by delivering a written withdrawal either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation in accordance with Section 262 of the DGCL and accept the Merger Consideration in accordance with the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL.

STOCKHOLDERS OR BENEFICIAL OWNERS WHO TENDER SHARES IN THE AMENDED OFFER AND DO NOT WITHDRAW THEIR TENDER OF SHARES PRIOR TO THE ACCEPTANCE TIME WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE MERGER CONSIDERATION.

Rights Agreement and Amendment No. 1 to the Rights Agreement

On January 27, 2025, the Board authorized a dividend of one right (“Right”) for each outstanding Share. The dividend is payable on February 7, 2025 (the “Record Date”) to the holders of record of Common Stock as of 5:00 P.M., New York City time, on the Record Date. The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 27, 2025 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A., as rights agent (the “Rights Agent”). Each Right entitles the registered holder to purchase from the Company one one-thousandth (a “Unit”) of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share (the “Preferred Stock”), of the Company at an exercise price of $640.00 per Unit, subject to adjustment.

The Rights are not exercisable until the “Distribution Time”, which occurs upon the earlier of:

●	the close of business on the tenth (10th) day after the “Stock Acquisition Date” (which is defined as (a) the first date of public announcement that any person or group has become an “Acquiring Person,” which is defined as a person or group that, together with its affiliates and associates, beneficially owns the Specified Percentage (as defined below) or more of the outstanding shares of Common Stock (with certain exceptions, including those described below) or (b) such other date, as determined by the Board, on which a person or group has become an Acquiring Person); or

●	the close of business on the tenth (10th) business day (or such later date as may be determined by the Board prior to such time as any person or group becomes an Acquiring Person) after the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person if such tender offer or exchange offer were consummated.

“Specified Percentage” means 20% (twenty percent) when referring to the beneficial ownership of any person that is a passive investor, but only for so long as such person is a passive investor and 15% (fifteen percent) when referring to the beneficial ownership of any person that is not a passive investor.

On March 20, 2025, the Company and the Rights Agent entered into Amendment No. 1 (“Amendment No. 1”) to the Rights Agreement. Amendment No. 1 amends the Rights Agreement so that, among other changes, QXO and its subsidiaries and affiliates shall not be deemed an “Acquiring Person,” by virtue of (i) the execution of, or their entry into, the Merger Agreement, (ii) the execution of, or their entry into, any other contract or instrument in connection with the Merger Agreement, (iii) their acquisition or their right to acquire, beneficial ownership of the Shares as a result of their execution of the Merger Agreement or (iv) the commencement or consummation of the Offer, the Merger or the other Transactions. The Amendment will terminate upon the termination of the Merger Agreement for any reason. Additionally, the Amendment provides that the Rights (as defined in the Rights Agreement) and the Rights Agreement itself will terminate and expire immediately prior to the Effective Time.

The foregoing summary description of the Rights Agreement and Amendment No. 1 is qualified in its entirety by reference to the Rights Agreement and Amendment No. 1, copies of which are filed as Exhibits (e)(18) and (e)(20), respectively, to this Statement and incorporated herein by reference.

United States Antitrust Clearance

The Amended Offer is subject to the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended, and the rules that have been promulgated thereunder by the U.S. Federal Trade Commission (the “FTC”) and the U.S. Department of Justice (the “DOJ”) (collectively, the “HSR Act”). Each of the Company and QXO has made its respective filings pursuant to the HSR Act. The waiting period under the HSR Act with respect to the Amended Offer expired on February 11, 2025.

Notwithstanding the expiration of the waiting period under the HSR Act, at any time before or after the consummation of the Amended Offer, the DOJ or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Amended Offer or seeking actions under the antitrust laws to enjoin consummation of the Amended Offer. Private parties who may be adversely affected by the proposed transaction and individual states may also bring legal actions under the antitrust laws. There can be no assurance that a challenge to the Amended Offer on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

Canada Competition Act

Part IX of the Competition Act (Canada) (“Competition Act”) and the regulations promulgated thereunder, as amended, require that the parties to certain classes of transactions provide prescribed information to the Commissioner of Competition (“Commissioner”) where the applicable thresholds set out in sections 109 and 110 of the Competition Act are exceeded and no exemption applies (“Notifiable Transactions”). Subject to certain limited exemptions, a Notifiable Transaction cannot be completed until the parties to the transaction have each submitted the information prescribed pursuant to subsection 114(1) of the Competition Act to the Commissioner (a “Notification”) and the applicable waiting period has expired, or been waived or terminated by the Commissioner.

The waiting period is 30 days after the day on which the parties to the Notifiable Transaction have submitted their respective prescribed information. The parties are entitled to complete their Notifiable Transaction at the end of the 30-day period, unless the Commissioner notifies the parties that additional information that is relevant to the Commissioner’s assessment of the Notifiable Transaction is required (a “Supplementary Information Request”). In the event that the Commissioner provides the parties with a Supplementary Information Request, the Notifiable Transaction cannot be completed until 30 days after compliance with such Supplementary Information Request, provided that there is no order issued by the Competition Tribunal in effect prohibiting completion at the relevant time. A Notifiable Transaction may be completed before the end of the applicable waiting period if the Commissioner issues an advance ruling certificate (an “ARC”) or a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act.

In the context of an unsolicited bid, where the Commissioner receives a Notification with the prescribed information under subsection 114(1) of the Competition Act from the person who has commenced or has announced an intention to commence a takeover bid prior to receiving information from the corporation whose shares are being acquired (“target”), paragraph 114(3)(a) of the Competition Act requires the Commissioner to immediately notify the target that the prescribed information has been received from the bidder. Paragraph 114(3) of the Competition Act requires the target to supply the Commissioner with the prescribed information under subsection 114(1) of the Competition Act within 10 days after being so notified. When subsection 114(3) of the Competition Act applies, subsection 123(3) of the Competition Act provides that the waiting periods referred to in subsection 114(1) shall be determined without reference to the day on which the information required under section 114 is received from the target. On January 30, 2025, the Company was advised by the Commissioner that the prescribed information under subsection 114(1) of the Competition Act was received from QXO and certified as complete as of January 29, 2025. The deadline for the Company to file prescribed information pursuant to subsection 114(3) of the Competition Act was February 10, 2025. QXO received early termination of the waiting period from the Canadian Competition Bureau on February 10, 2025.

Whether or not a merger is subject to notification under Part IX of the Competition Act, the Commissioner can apply to the Competition Tribunal for a remedial order under section 92 of the Competition Act at any time before the merger has been completed or, if completed, within three years after it was substantially completed or one year after a Notification is filed, provided that, subject to certain exceptions, the Commissioner did not issue an ARC in respect of the merger. On application by the Commissioner under section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the person against whom the order is directed and the Commissioner, the Competition Tribunal may order a person to take any other action. There can be no assurance that a challenge to the Amended Offer under the Competition Act will not be made or, if such challenge is made, what the result of such challenge will be.

Delaware Business Combinations Statute

The Company is subject to the provisions of Section 203 of the DGCL, which imposes certain restrictions upon business combinations involving the Company and any interested stockholder. The following description is qualified in its entirety by reference to the provisions of Section 203 of the DGCL. In general, Section 203 of the DGCL prevents a Delaware corporation, such as the Company, from engaging in any “business combination” (which is defined to include a variety of transactions, including mergers such as the proposed merger contemplated by the conditions to the Amended Offer) with any “interested stockholder” for a period of three years following the time such stockholder became an interested stockholder unless:

●	prior to such time the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

●	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

●	at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203 of the DGCL, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, and the affiliates and associates of such person.

The Company’s Second Amended and Restated Certificate of Incorporation, pursuant to Article IX, expressly elects to be governed by Section 203 of the DGCL. The entry into the Merger Agreement and the consummation of the Transactions (including the Amended Offer and the Merger) have been approved by the Board, so the restrictions of Section 203 of the DGCL will be inapplicable to and will not prohibit consummation of the Merger.

Effect of the Amended Offer on the Company’s Outstanding Indebtedness

The Company and certain of its subsidiaries are subject to the following outstanding agreements that contain “change in control provisions” that are triggered when a “change in control” occurs with respect to the Company or such subsidiaries, as applicable (in each case, as such agreements are amended, restated, amended and restated, supplemented or otherwise modified from time to time):

(i)	the Amended and Restated Term Loan Credit Agreement, dated as of May 19, 2021, by and among the Company, as the borrower, the lenders from time to time party thereto (collectively, the “Term Lenders”) and Citibank, N.A., as administrative agent for the Term Lenders (the “TL Credit Agreement”);

(ii)	the Second Amended and Restated Credit Agreement, dated as of May 19, 2021, by and among the Company, as holdings, Beacon Sales Acquisition, Inc., as a US borrower (the “US ABL Borrower”), Beacon Roofing Supply Canada Company, as a Canadian borrower (the “Canadian ABL Borrower” and, together with the US ABL Borrower, collectively, the “ABL Borrowers”), the lenders from time to time party thereto (collectively, the “ABL Lenders”) and Wells Fargo Bank, National Association, as administrative agent for the ABL Lenders (the “ABL Credit Agreement” and, together with the TL Credit Agreement, collectively, the “Credit Agreements”);

(iii)	the Indenture, dated as of October 9, 2019, by and among the Company, each subsidiary of the Company party thereto and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee and collateral agent (the “2026 Notes Indenture”), relating to the 4.500% Senior Secured Notes due 2026 (the “2026 Notes”) issued by the Company on October 9, 2019, in an aggregate original principal amount of $300 million;

(iv)	the Indenture, dated as of May 10, 2021, by and among the Company, each subsidiary of the Company party thereto and U.S. Bank Trust Company, National Association, as successor in interest to U.S. Bank National Association, as trustee (the “2029 Notes Indenture”), relating to the 4.125% Senior Notes due 2029 (the “2029 Notes”) issued by the Company on May 10, 2021, in an aggregate original principal amount of $350 million; and

(v)	the Indenture, dated as of July 31, 2023, by and among the Company, each subsidiary of the Company party thereto and U.S. Bank Trust Company, National Association, as trustee and collateral agent (the “2030 Notes Indenture” and, together with the 2026 Notes Indenture and the 2029 Notes Indenture, collectively, the “Indentures”), relating to the 6.500% Senior Secured Notes due 2030 (the “2030 Notes” and, together with the 2026 Notes and the 2029 Notes, the “Notes”) issued by the Company on July 31, 2023, in an aggregate original principal amount of $600 million.

Under the TL Credit Agreement, the “change in control” provisions are triggered when (i) any person or group becomes the beneficial owner (including if such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than forty percent (40%) of the capital stock of the Company entitled to vote in the election of members of the board of directors of the Company or (ii) there shall have occurred under any Indenture, agreement or other instrument evidencing any indebtedness or capital stock in excess of $75 million any “change in control” or similar provision (as set forth in such Indenture, agreement or other instrument evidencing such indebtedness or capital stock) obligating the Company or any of its restricted subsidiaries to repurchase, redeem or repay all or any party of the indebtedness or capital stock provided therein.

Under the ABL Credit Agreement, the “change in control” triggers are consistent with those under the TL Credit Agreement, with an additional trigger if at any time, the Company shall fail to own, directly or indirectly, at least one hundred percent (100%) of the capital stock of the ABL Borrowers entitled to vote in the election of members of the board of directors (or equivalent governing body) of the ABL Borrowers (subject to certain exceptions that are not applicable to the Amended Offer).

Under the Indentures, the “change in control” provisions are triggered when (i) any person or group becomes the beneficial owner (including if such person or group has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than fifty percent (50%) of the total voting power of the capital stock of the Company entitled to vote in the election of members of board of directors of the Company, or (ii) the Company merges or consolidates with or into, or sells or transfers (in one or a series of related transactions) all or substantially all of the assets of the Company and its restricted subsidiaries to, another person and any person or group is or becomes the beneficial owner, directly or indirectly, of more than fifty percent (50%) of the total voting power of the capital stock entitled to vote in the election of members of board of directors of the surviving person in such merger or consolidation, or the transferee person in such sale or transfer of assets, as the case may be.

In the event that a “change in control” occurs under any Credit Agreement, an immediate event of default will occur thereunder, which will give the applicable agent, lenders and/or letter of credit issuers under such Credit Agreement, as applicable, the right to exercise remedies, including to accelerate amounts owing under such Credit Agreement. In the event that a “change in control” occurs under any Indenture, the Company will be required to make an offer to repurchase all of the outstanding series of Notes under such Indenture at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon to, but excluding, the repurchase date, unless the Company has prior to or substantially concurrent with the time the Company is required to make such repurchase offer delivered a redemption notice with respect to such outstanding series of Notes. On March 28, 2025, the Company delivered a conditional notice of redemption with respect to all of the outstanding 2026 Notes, conditioning such redemption on the consummation of the Merger pursuant to the terms and conditions set forth in the Merger Agreement.

As of March 27, 2025, (i) the Company had an aggregate principal amount of $1.262 billion term loans outstanding under the Term Loan Credit Agreement, (ii) the ABL Borrowers had an aggregate principal amount of $327.7 million revolving loans outstanding under the ABL Credit Agreement and an aggregate amount of $17.8 million of letters of credit issued pursuant to the ABL Credit Agreement, (iii) the Company had an aggregate principal amount of $300.0 million of 2026 Notes outstanding under the 2026 Notes Indenture, (iv) the Company had an aggregate principal amount of $350.0 million of 2029 Notes outstanding under the 2029 Notes Indenture, and (v) the Company had an aggregate principal amount of $600.0 million of 2030 Notes outstanding under the 2030 Notes Indenture.

The Company cannot assure stockholders that, if the Amended Offer is consummated, any waiver or amendment of such “change in control” provisions in the Credit Agreements or the Indentures will be obtainable or that any replacement credit facility, replacement letters of credit, or other financing will be available, in each case on commercially reasonable terms, if at all.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Statement contains statements that may constitute forward-looking statements. These statements include, but are not limited to: the Projections and other forward-looking information provided under the heading “Certain Unaudited Prospective Financial Information”; statements related to the Company’s views and expectations regarding the Amended Offer, the Merger and the Merger Agreement; any statements relating to the plans, strategies and objectives of management or the Board for future operations and activities; any statements concerning the expected development, performance, market share or competitive performance relating to products or services; any statements regarding current or future macroeconomic trends or events and the impact of those trends and events on the Company and its financial performance; and any statements of assumptions underlying any of the foregoing. Forward-looking statements can be identified by the fact that they do not relate strictly to historic or current facts and often use words such as “anticipate,” “estimate,” “expect,” “believe,” “will likely result,” “outlook,” “project” and other words and expressions of similar meaning. Investors are cautioned not to place undue reliance on forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various important factors, including, but not limited to, those set forth in the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and subsequent filings with the SEC. In addition, actual results may differ materially from those indicated in any forward-looking statements as the result of: factors relating to the Amended Offer or the Merger, including actions taken by QXO in connection with the Amended Offer, the Merger or the Merger Agreement, actions taken by the Company or its stockholders in respect of the Amended Offer, the Merger or the Merger Agreement, and the effects of the Amended Offer, the Merger or the Merger Agreement, or the completion or failure to complete the Amended Offer or the Merger, on the Company’s businesses, or other developments involving QXO; QXO’s ability to consummate the proposed transaction with the Company; the conditions to the completion of the proposed transaction; QXO’s ability to finance the proposed transaction that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the public announcement of the transaction; the Company’s ability to retain certain key employees; general economic conditions that are less favorable than expected; product shortages; changes in supplier pricing and rebates; inability to identify acquisition targets or close acquisitions; difficulty integrating acquired businesses; inability to identify new markets or successfully open new locations; catastrophic safety incidents; cyclicality, seasonality and weather; IT failures or interruptions, including as a result of cybersecurity incidents; goodwill or intangible asset impairments; disruptions in the capital and credit markets; debt leverage; loss of key talent; labor disputes; and regulatory risks. The Company may not succeed in addressing these and other risks. Consequently, all forward-looking statements in this Statement are qualified by the factors, risks and uncertainties referenced above and readers are cautioned not to place undue reliance on forward-looking statements. In addition, the forward-looking statements included in this Statement represent the Company’s views as of the date of this Statement and these views could change. However, while the Company may elect to update these forward-looking statements at some point, the Company specifically disclaims any obligation to do so, other than as required by federal securities laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this Statement.

Item 9. Exhibits

The following exhibits are filed with this Statement:

Exhibit No.	Description
(a)(1)	Statement issued by the Company on January 15, 2025 (incorporated by reference to the Form 8-K, filed on January 15, 2025).
(a)(2)	Message to Employees of the Company, dated January 15, 2025 (incorporated by reference to the DEFA14A filed on January 16, 2025).
(a)(3)	Statement issued by the Company on January 27, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 27, 2025).
(a)(4)	Message to Employees of the Company, dated January 27, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 27, 2025).
(a)(5)	Statement issued by the Company on January 28, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 28, 2025).
(a)(6)	Statement issued by the Company via its intranet site on January 28, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 28, 2025).
(a)(7)	Interview of CEO Julian G. Francis initially referenced by the Company on January 28, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 28, 2025).
(a)(8)	Statement issued by the Company via LinkedIn on January 28, 2025 (incorporated by reference to the pre-commencement Schedule 14D-9C filed on January 28, 2025).
(a)(9)	Opinion of J.P. Morgan Securities LLC, dated as of February 5, 2025 (incorporated by reference to the Schedule 14D-9 filed on February 6, 2025).
(a)(10)	Opinion of Lazard Freres & Co. LLC, dated as of February 5, 2025 (incorporated by reference to the Schedule 14D-9 filed on February 6, 2025).
(a)(11)	Press Release, dated February 6, 2025, with respect to the Board of Directors’ recommendation regarding the pending tender offer (incorporated by reference to the Schedule 14D-9/A filed on February 6, 2025).
(a)(12)	Message to employees issued by the Company on February 6, 2025 (incorporated by reference to the Schedule 14D-9/A filed on February 6, 2025).
(a)(13)	Message posted to the Company’s Intranet Site on February 6, 2025 (incorporated by reference to the Schedule 14D-9/A filed on February 6, 2025).
(a)(14)	Shareholder Information Website first made available on February 6, 2025 (incorporated by reference to the Schedule 14D-9/A filed on February 6, 2025).
(a)(15)	Press Release, dated February 12, 2025, with respect to QXO’s director nominations (incorporated by reference to the Schedule 14D-9/A filed on February 13, 2025).
(a)(16)	Transcript of Chief Executive Officer’s video message, distributed to the Company’s employees on February 14, 2025 (incorporated by reference to the Schedule 14D-9/A filed on February 14, 2025).
(a)(17)	Press release, dated February 25, 2025, with respect to QXO’s tender offer extension (incorporated by reference to the Schedule 14D-9/A filed on February 25, 2025).
(a)(18)	Message to employees issued by the Company on February 25, 2025 (incorporated by reference to the Schedule 14D-9/A filed on February 25, 2025).
(a)(19)	Excerpt from Company’s Fourth Quarter & Full Year 2024 earnings call, dated February 27, 2025 (incorporated by reference to the Schedule 14D-9/A filed on February 27, 2025).
(a)(20)	Fourth Quarter & Full Year 2024 Earnings Infographic, dated February 27, 2025, with respect to the Company’s earnings (incorporated by reference to the Schedule 14D-9/A filed on February 27, 2025).
(a)(21)	Company advertisements (incorporated by reference to the Schedule 14D-9/A filed on February 27, 2025).
(a)(22)	Press Release, dated March 4, 2025, with respect to QXO’s tender offer extension (incorporated by reference to the Schedule 14D-9/A filed on March 4, 2025).
(a)(23)	Message to employees issued by the Company on March 4, 2025 (incorporated by reference to the Schedule 14D-9/A filed on March 4, 2025).
(a)(24)	Joint Press Release, dated March 10, 2025 (incorporated by reference to the Schedule 14D-9/A filed on March 10, 2025).
(a)(25)	Message to employees issued by the Company on March 10, 2025 (incorporated by reference to the Schedule 14D-9/A filed on March 10, 2025).
(a)(26)	Joint Press Release, dated March 20, 2025 (incorporated by reference to the Schedule 14D-9/A filed on March 20, 2025).
(a)(27)	Message to employees issued by the Company on March 20, 2025 (incorporated by reference to the Schedule 14D-9/A filed on March 20, 2025).
(a)(28)	Employee FAQ issued by the Company on March 20, 2025 (incorporated by reference to the Schedule 14D-9/A filed on March 20, 2025).
(a)(29)	LinkedIn post, made available by the Company on March 20, 2025 (incorporated by reference to the Schedule 14D-9/A filed on March 20, 2025).
(a)(30)	Opinion of J.P. Morgan Securities LLC, dated as of March 19, 2025 (included as Annex A to this Statement).*
(a)(31)	Opinion of Lazard Freres & Co. LLC, dated as of March 19, 2025 (included as Annex B to this Statement).*
(e)(1)	Excerpts from the Company’s Annual Report on Form 10-K, filed on March 31, 2025.*

(e)(2)	Amended and Restated Term Loan Credit Agreement, dated May 19, 2021, by and among Beacon Roofing Supply, Inc., as borrower, Citibank, N.A., as administrative agent and collateral agent, and the lenders from time-to-time party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed May 21, 2021).
(e)(3)	Second Amended and Restated Credit Agreement, dated May 19, 2021, by and among Beacon Roofing Supply, Inc., as a guarantor, certain subsidiaries of Beacon Roofing Supply, Inc. party thereto as borrowers, and lenders from time-to-time party thereto and Wells Fargo Bank, N.A., as administrative agent for the lenders (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed May 21, 2021).
(e)(4)	Amendment No. 2, dated as of June 6, 2023, to the Second Amended and Restated Credit Agreement among the Company, the other loan parties party thereto, the lenders party thereto and the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed June 9, 2023).
(e)(5)	Amendment No. 2, dated as of July 3, 2023, to the Amended and Restated Term Loan Credit Agreement among the Company, the other loan parties party thereto, the lenders party thereto and the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed July 10, 2023).
(e)(6)	Amendment No. 3, dated as of March 28, 2024, to the Amended and Restated Term Loan Credit Agreement among the Company, as borrower, Beacon Sales Acquisition, Inc., as guarantor, Citibank, N.A., as administrative agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Form 8-K filed March 28, 2024)
(e)(7)	Amendment No. 3, dated as of June 28, 2024, to the Second Amended and Restated Credit Agreement among Beacon Roofing Supply, Inc., the other loan parties party thereto, the lenders party thereto and the Administrative Agent (incorporated by reference to Exhibit 10.1 to the Company’s Form 10-Q filed October 31, 2024).
(e)(8)	Indenture, dated as of October 9, 2019, by and among Beacon Roofing Supply, Inc., the subsidiary guarantors party thereto, and U.S. Bank National Association, as trustee and collateral agent, and Form of 4.500% Senior Secured Notes due 2026 included as Exhibit A therein (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed October 9, 2019).
(e)(9)	Indenture, dated as of May 10, 2021, by and among Beacon Roofing Supply, Inc., the subsidiary guarantor party thereto, and U.S. Bank National Association, as trustee, and Form of 4.125% Senior Notes due 2029 included as Exhibit A therein (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed May 10, 2021).
(e)(10)	Indenture, dated as of July 31, 2023, by and among Beacon Roofing Supply, Inc., the subsidiary guarantor party thereto, and U.S. Bank Trust Company, National Association, as trustee and collateral agent, and Form of 6.500% Senior Secured Notes due 2030 included as Exhibit A therein (incorporated by reference to Exhibit 4.1 to the Company’s Form 8-K filed July 31, 2023).
(e)(11)	Beacon Roofing Supply, Inc. Amended and Restated 2004 Stock Plan (incorporated by reference to Appendix A to the Company’s Definitive Proxy Statement on Schedule 14A, filed January 7, 2011).
(e)(12)	First Amendment to the Beacon Roofing Supply, Inc. 2004 Stock Plan (incorporated by reference to Exhibit 10.10 in the Company’s Form 10-K for the fiscal year ended September 30, 2011).
(e)(13)	Beacon Roofing Supply, Inc. Second Amended and Restated 2014 Stock Plan (incorporated by reference to Exhibit 10.8 in the Company’s Form 10-K for the year ended December 31, 2023).
(e)(14)	Beacon Roofing Supply, Inc. 2024 Stock Plan (incorporated by reference to Exhibit 10.1 in the Company’s Current Report on Form 8-K, filed May 15, 2024).
(e)(15)	Beacon Roofing Supply, Inc. Deferred Compensation Plan dated February 16, 2023 (incorporated by reference to Exhibit 10.17 to the Company’s Form 10-K for the year ended December 31, 2023).
(e)(16)	Executive Severance and Restrictive Covenant Agreement, dated as of September 10, 2020, between Beacon Roofing Supply, Inc., Beacon Sales Acquisition, Inc. and Julian G. Francis (incorporated by reference to Exhibit 10.18 to the Company’s Form 10-K for the year ended December 31, 2023).
(e)(17)	Form of Executive Severance and Restrictive Covenant Agreement between Beacon Roofing Supply, Inc., Beacon Sales Acquisition, Inc. and executive officers and certain senior management (incorporated by reference to Exhibit 10.19 to the Company’s Form 10-K for the year ended December 31, 2023).
(e)(18)	Rights Agreement, dated January 27, 2025, between Beacon Roofing Supply, Inc. and Computershare Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on January 28, 2025).
(e)(19)	Certificate of Designations of the Series A Junior Participating Preferred Stock (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed January 28, 2025).
(e)(20)	Amendment No. 1 to Rights Agreement, dated as of March 20, 2025, between Beacon Roofing Supply, Inc. and Computershare Inc. and Computershare Trust Company, N.A., as Rights Agent (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on March 20, 2025).
(e)(21)	Agreement and Plan of Merger, dated as of March 20, 2025, between Beacon Roofing Supply, Inc., QXO, Inc., and Queen MergerCo, Inc. (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed on March 20, 2025).
(e)(22)	Confidentiality Agreement, dated as of March 10, 2025, between Beacon Roofing Supply, Inc. and QXO, Inc.*

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: March 31, 2025

BEACON ROOFING SUPPLY, INC.

By:	/s/ Prithvi S. Gandhi
Prithvi S. Gandhi
Executive Vice President & Chief Financial Officer

ANNEX A

Opinion of J.P. Morgan Securities LLC

March 19, 2025

Board of Directors

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300

Herndon, VA 20170

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than QXO (as defined below) and any of its affiliates) of the outstanding shares of common stock, par value $0.01 per share (the “Company Common Stock”), of Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”) of the consideration to be paid to such holders in the Tender Offer and Merger (each as defined below) pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into among QXO, Inc., a Delaware corporation (“QXO”), Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of QXO (“Acquisition Sub”), and the Company. Pursuant to the Agreement, QXO will cause Acquisition Sub to amend the terms of the tender offer made by Acquisition Sub on January 27, 2025 to purchase all of the outstanding shares of Company Common Stock to, among other things, increase the price to be paid per share of Company Common Stock to $124.35 (the “Consideration”) payable in cash (as so amended, the “Tender Offer”). The Agreement further provides that, following completion of the Tender Offer, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding share of Company Common Stock, other than shares of Company Common Stock owned by the Company, QXO, Acquisition Sub or any other direct or indirect wholly owned subsidiary of the Company or QXO (including shares accepted in the Tender Offer) and other than Dissenting Shares (as defined in the Agreement), will be converted into the right to receive an amount equal to the Consideration in cash. The Tender Offer and Merger, together and not separately, are referred to herein as the “Transaction”.

In connection with preparing our opinion, we have (i) reviewed a draft dated March 19, 2025 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts (including a “conservative case”, a “base case” and an “upside case”) prepared by or at the direction of the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, Acquisition Sub or QXO (or the impact of the Transaction thereon) under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. In particular, at your direction, for purposes of our analyses we have assumed 65% probability weighting for the conservative case, 30% probability weighting for the base case and 5% probability weighting for the upside case. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, QXO and Acquisition Sub in the Agreement are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by other advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Common Stock (other than QXO and any of its affiliates) in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation payable to any officers, directors or employees of the Company or QXO, or any class of such persons, whether relative to the Consideration to be paid to the holders of Company Common Stock in the Transaction or otherwise or with respect to the fairness of any such compensation.

We are acting as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. During the two years preceding the date of this letter, we and our affiliates have had other commercial or investment banking relationships with the Company, for which we and such affiliates have received customary compensation. Such services during such period have included acting as lead arranger and bookrunner on a Company credit facility in April 2024, as financial advisor in connection with the Company’s repurchase of equity interests in the Company held by CD&R in August 2023, and as joint lead bookrunner on the Company’s offering of debt securities in July 2023. During the two years preceding the date of this letter, neither we nor our affiliates have had any material financial advisory or other material commercial or investment banking relationships with QXO or its significant affiliates Jacobs Private Equity II, LLC and Orbis Investment Management. We and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and QXO. In the ordinary course of our businesses, we and our affiliates actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of each of the Company and QXO for our own account or for the accounts of customers and, accordingly, we likely at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders (other than QXO and its affiliates) of the outstanding Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender its shares into the Tender Offer or how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any recommendation statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Signature page as follows

Very truly yours,

J.P. MORGAN SECURITIES LLC

/s/ J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

ANNEX B

Opinion of Lazard Freres & Co. LLC

LAZARD	March 19, 2025

The Board of Directors

Beacon Roofing Supply, Inc.

505 Huntmar Park Drive, Suite 300
Herndon, VA 20170

Dear Members of the Board:

We understand that Beacon Roofing Supply, Inc., a Delaware corporation (the “Company”), QXO, Inc., a Delaware corporation (“Parent”), and Queen MergerCo, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”), propose to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Parent will acquire the Company (the “Transaction”). Pursuant to the Agreement:

●	Parent will cause Purchaser to commence a tender offer (the “Offer”) to acquire all of the outstanding shares of the common stock, par value $0.01 per share, of the Company (“Company Common Stock”), other than shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company, for $124.35 per share (the “Offer Price”) in cash, without interest, on the terms and subject to the conditions set forth in the Agreement; and

●	as soon as practicable following (but in any event on the same date as) the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”) and each issued and outstanding share of Company Common Stock will be converted into the right to receive the Offer Price, other than shares of Company Common Stock (a) owned by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent at the commencement of the Offer and not, in each case, held on behalf of third parties, (b) held in the treasury of the Company or held by any direct or indirect wholly owned subsidiary of the Company, (c) irrevocably accepted for purchase in the Offer and (d) held by holders who are entitled to and have properly exercised and perfected their respective demands for appraisal of such shares (the holders described in clauses (a) through (d), collectively, the “Excluded Holders”).

The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as of the date hereof as to the fairness, from a financial point of view, to holders of Company Common Stock (other than Excluded Holders) of the Offer Price to be paid to such holders in the Offer and the Merger.

In connection with this opinion, we have:

(i)	Reviewed the financial terms and conditions of a draft, dated March 19, 2025, of the Agreement;

(ii)	Reviewed certain publicly available historical business and financial information relating to the Company;

(iii)	Reviewed various financial forecasts and other data provided to us by the management of the Company relating to the business of the Company, including three financial forecast cases provided by the management of the Company comprising a conservative case, base case and upside case, and the probability weightings assigned by the Board of Directors (the “Board”) of the Company to such cases;

(iv)	Held discussions with members of the senior management of the Company with respect to the business and prospects of the Company;

(v)	Reviewed public information with respect to certain other companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vi)	Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally relevant in evaluating the business of the Company;

(vii)	Reviewed historical stock prices and trading volumes of Company Common Stock; and

(viii)	Conducted such other financial studies, analyses and investigations as we deemed appropriate.

We have assumed and relied upon the accuracy and completeness of the foregoing information, without independent verification of such information. We have not conducted any independent valuation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company or concerning the solvency or fair value of the Company, and we have not been furnished with any such valuation or appraisal. With respect to the financial forecasts utilized in our analyses, we have assumed, with the consent of the Board, that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments as to the future financial performance of the Company. Based on the Board’s judgments as to the risks and uncertainties related to achievability of the Company’s business plan, including as a result of the imposition (or possibility of imposition) of tariffs that would impact the Company’s business, at the direction of the Board, we have applied probability weightings of 65%, 30% and 5% to the conservative case, base case and upside case, respectively, in performing our valuation analyses. We have assumed, with the consent of the Board, that the probability weightings assigned by the Board have been reasonably prepared on bases reflecting the best currently available judgments as to the likelihood of the cases. We assume no responsibility for and express no view as to any such forecasts or the probability weightings or the assumptions on which such forecasts or probability weightings are based.

Further, our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We further note that volatility in the credit, commodities and financial markets, may have an effect on the Company and we are not expressing an opinion as to the effects of such volatility on the Company. We assume no responsibility for updating or revising our opinion based on circumstances or events occurring after the date hereof. We do not express any opinion as to the price at which shares of Company Common may trade at any time subsequent to the announcement of the Transaction. Although we understand that representatives of the Company contacted certain third parties to solicit indications of interest regarding a potential transaction with the Company, in connection with our engagement, we were not authorized to, and we did not, solicit indications of interest from third parties regarding a potential acquisition, business combination or other transaction involving the Company or its assets, nor did we negotiate with any party, including Parent and its respective affiliates, with respect to a possible acquisition, business combination or other transaction involving the Company or its assets. In addition, our opinion does not address the relative merits of the Transaction as compared to any other transaction or business strategy in which the Company might engage or the merits of the underlying decision by the Company to engage in the Transaction.

In rendering our opinion, we have assumed, with the consent of the Company, that the Transaction will be consummated on the terms described in the Agreement, without any waiver or modification of any material terms or conditions. Representatives of the Company have advised us, and we have assumed, that the Agreement, when executed, will conform to the draft reviewed by us in all material respects. We also have assumed, with the consent of the Company, that obtaining the necessary governmental, regulatory or third party approvals and consents for the Transaction will not have an adverse effect on the Company or the Transaction. We do not express any opinion as to any tax or other consequences that might result from the Transaction, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company obtained such advice as it deemed necessary from qualified professionals. We express no view or opinion as to any terms or other aspects (other than the Offer Price to the extent expressly specified herein) of the Transaction, including, without limitation, the form or structure of the Transaction or any agreements or arrangements entered into in connection with, or contemplated by, the Transaction. In addition, we express no view or opinion as to the fairness of the amount or nature of, or any other aspects relating to, the compensation to any officers, directors or employees of any parties to the Transaction, or class of such persons, relative to the Offer Price or otherwise.

Lazard Freres & Co. LLC (“Lazard”) is acting as financial advisor to the Company for purposes of rendering this opinion to the Board and for purposes of the opinion rendered by Lazard on February 5, 2025 as to the adequacy of the consideration proposed to be paid pursuant to the offer made by Purchaser on January 27, 2025, and will receive a fee for such services, a portion of which was paid and a portion of which is payable upon the rendering of this opinion. In the ordinary course, certain of Lazard and its affiliates and its and their employees trade securities for their own accounts and for the accounts of their customers, and, accordingly, hold and/or may at any time hold a long or short position in securities of the Company, Parent and certain of their respective affiliates, and certain of Lazard’s affiliates also trade and hold securities on behalf of clients, which include and/or may at any time include the Company, Parent and certain of their respective affiliates. The issuance of this opinion was approved by the Opinion Committee of Lazard.

Our engagement and the opinion expressed herein are for the benefit of the Board (in its capacity as such) and our opinion is rendered to the Board in connection with its evaluation of the Transaction. Our opinion is not intended to and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Company Common Stock in the Offer or how such stockholder should vote or act with respect to the Transaction or any matter relating thereto.

Based on and subject to the foregoing, we are of the opinion that, as of the date hereof, the Offer Price to be paid to holders of Company Common Stock (other than Excluded Holders) in the Offer and the Merger is fair, from a financial point of view, to such holders.

Very truly yours,
LAZARD FRERES & CO. LLC

By:	/s/ Donald N. Fawcett
Donald N. Fawcett
Managing Director

ANNEX C

Non-GAAP Financial Measures

In our projections, our 2025 budget and our expected first quarter 2025 financial results, we present Adjusted EBITDA, Adjusted OpEx, Adjusted Operating Income and Unlevered Free Cash Flow, measures that are not calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

We define Adjusted EBITDA as net income (loss) from continuing operations, excluding the impact of interest expense (net of interest income), income taxes, depreciation and amortization, stock-based compensation, acquisition costs, and restructuring costs. We define Unlevered Free Cash Flow as adjusted earnings before interest, taxes, depreciation and amortization (burdened by stock-based compensation expense), less (1) cash taxes, (2) capital expenditures, (3) cash spent on acquisitions, and (4) plus or minus changes in net working capital. We define Adjusted OpEx as operating expense excluding acquisition costs and restructuring costs. We define Adjusted Operating Income as Gross Profit less Adjusted OpEx.

Acquisition costs represent certain direct and incremental costs related to acquisitions, including: professional fees, branch integration expenses, travel expenses, employee severance and retention costs, and other personnel expenses classified as selling, general and administrative; and gains/losses related to changes in fair value of contingent consideration or holdback liabilities. Acquisition costs are impacted by the timing and size of the acquisitions. We exclude acquisition costs from Adjusted EBITDA and Adjusted OpEx to provide a useful comparison of our operating results to prior periods and to our peer companies because such amounts vary significantly based on the magnitude of the acquisition and do not reflect our core operations.

Restructuring costs represent costs stemming from headcount rationalization efforts and certain rebranding costs; impact of divestitures; debt refinancing and extinguishment costs; and abandoned lease costs. We exclude restructuring costs from Adjusted EBITDA and Adjusted OpEx, as such items vary significantly based on the magnitude of the restructuring activity and also do not reflect expected future operating expenses. Additionally, these costs do not necessarily provide meaningful insight into the current or past core operations of our business.

Management uses Adjusted EBITDA and Adjusted OpEx to evaluate financial performance, analyze the underlying trends in the Company’s business and establish operational goals and forecasts that are used when allocating resources. Management believes Adjusted EBITDA and Adjusted OpEx are useful measures because they permit investors to better understand changes over comparative periods by providing financial results that are unaffected by certain items that are not indicative of ongoing operating performance. Unlevered Free Cash Flow was provided at the request of J.P Morgan to use in their discounted cash flow analysis. Adjusted Operating Income was prepared at the request of QXO for their confirmatory due diligence.

While these non-GAAP measures are useful in evaluating our business, they are not prepared and presented in accordance with GAAP, and therefore should be considered supplemental in nature. These non-GAAP measures should not be considered in isolation or as a substitute for other financial performance measures presented in accordance with GAAP. These non-GAAP financial measures may have material limitations including, but not limited to, the exclusion of certain costs without a corresponding reduction of net income for the income generated by the assets to which the excluded costs relate. In addition, these non-GAAP measures may differ from similarly titled measures presented by other companies.

The Company does not attempt to provide quantitative reconciliation for forward-looking Adjusted EBITDA, Adjusted OpEx, Adjusted Operating Income and Unlevered Free Cash Flow estimates to the comparable GAAP measures because the impact and timing of certain items contained in the forward-looking GAAP measures are inherently uncertain and difficult to predict and are unavailable without unreasonable efforts. In addition, the Company believes such reconciliations would imply a degree of precision and certainty that could be confusing to investors.

C-1